SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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Omnova Solutions Inc.
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OMNOVA SOLUTIONS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of OMNOVA Solutions Inc.:   *February 22, 2002*
Fairlawn, Ohio

The Annual Meeting of Shareholders of OMNOVA Solutions Inc. (OMNOVA Solutions or the Company) will be held at the Akron West Hilton Inn, 3180 West Market Street, Fairlawn, Ohio, on April 4, 2002 at 9 o'clock a.m. to consider and vote on the following:

1. Election of the following individuals to serve as directors for a term of three years, ending in the year 2005: Edward P. Campbell, David A. Daberko and William R. Seelbach;

2. Ratification of the Board of Directors' appointment of Ernst & Young LLP as the Company's independent auditors for the year ending December 31, 2002;

3. Amendment of the Company's 1999 Equity and Performance Incentive Plan; and

4. Any other business properly brought before the meeting.

The shareholders of record at the close of business on February 11, 2002 will be entitled to vote at the meeting.

Kristine C. Syrvalin
Secretary

Whether you own one share or hundreds of shares, YOUR VOTE IS IMPORTANT. Regardless of whether you expect to attend the meeting in person, you are urged to vote your shares by promptly marking, signing, dating and returning the enclosed proxy in the envelope provided.

OMNOVA SOLUTIONS INC.

PROXY STATEMENT

QUESTIONS & ANSWERS

What is the purpose of this Proxy Statement?

This Proxy Statement is being mailed to shareholders beginning on or about February 22, 2002 in connection with the Company's solicitation of proxies for the Annual Meeting of Shareholders to be held on April 4, 2002 at the Akron West Hilton Inn, 3180 West Market Street, Fairlawn, Ohio.

Who can vote?

Record holders of OMNOVA Solutions Inc. common stock at the close of business on February 11, 2002 are entitled to vote at the meeting. Shareholders are entitled to one vote for each full share held on the February 11, 2002 record date. On that date, there were 39,593,467 shares outstanding.

How do I vote?

You can vote your shares by marking, signing, dating and returning the accompanying proxy card to the Company's transfer agent, The Bank of New York, in the envelope provided. If you properly complete the accompanying proxy card, and return it in the envelope provided, it will be voted in accordance with your instructions.

Any shares held for the account of a shareholder participating in the OMNOVA Solutions dividend reinvestment program for which a completed proxy is returned will be voted in accordance with the shareholder's instructions.

Any shares held for the account of a participant in the OMNOVA Solutions Stock Fund of the Company's retirement savings plan or any employee benefit plan sponsored by GenCorp Inc. will be voted by the Trustee for the plan in accordance with the confidential voting instructions provided by the participant on a completed proxy returned to The Bank of New York. If a participant does not return a completed proxy, the participant's shares will be voted by the Trustee in accordance with instructions provided by the Benefits Management Committee for the plan.

Registered shareholders and beneficial owners of shares held in street name may also vote in person at the meeting. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, written ballots will be available for any shareholder that wishes to vote in person at the meeting. Beneficial owners of shares held in street name who wish to vote at the meeting will need to obtain a legal proxy from the institution that holds their shares.

May I change my vote?

Your proxy may be revoked at any time before it is voted. You may change your vote after you send in your proxy card:

- By sending a written notice to the Company stating that you want to revoke your proxy.

- By submitting another proxy to the Company prior to the Annual Meeting that has a later date than the previously submitted proxy and that is properly signed.

- By attending the Annual Meeting and voting in person. The mere presence of a shareholder at the meeting will not automatically revoke any proxy previously given.

Who is soliciting proxies?

The enclosed proxy is being solicited by the Board of Directors of the Company, and the Company will pay the cost of the solicitation.

The Company has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies, for a fee of $10,000 plus reimbursement of normal expenses. Solicitations may be made by personal interview, mail, telephone, telegram, facsimile, electronic mail and other electronic means. It is anticipated that the solicitations will consist primarily of requests to brokerage houses, custodians, nominees and fiduciaries to forward the soliciting material to the beneficial owners of shares held of record by those persons. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses in sending soliciting material to the beneficial owners.

In addition, certain officers and other employees of the Company may, by telephone, letter, personal interview, facsimile, electronic mail, telegram or other electronic means, request the return of proxies.

When are shareholder proposals due for the next Annual Meeting?

Shareholders who want to have their proposals considered for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareholders must submit their proposals to the Company no later than October 25, 2002. The Company's Compensation and Corporate Governance Committee will consider shareholder suggestions for nominees for election to the Company's Board if such suggestions are in writing, accompanied by the written consent of each such nominee, mailed to the Compensation and Corporate Governance Committee, OMNOVA Solutions, Attention: Secretary, and received by the Secretary no later than December 24, 2002. Notice of any other proposal that a shareholder wants to have considered at the 2003 Annual Meeting must be provided to the Company no later than December 24, 2002 and in accordance with the requirements set forth in the Company's Code of Regulations.

The Company's Code of Regulations includes additional requirements for all shareholder proposals. All proposals for inclusion in the Company's proxy materials, notices of proposals, suggestions for nominees for election to the Company's Board of Directors, and requests for copies of the Company's charter documents should be sent to OMNOVA Solutions, Attn: Secretary, 175 Ghent Road, Fairlawn, Ohio 44333.

PROPOSAL 1:

ELECTION OF DIRECTORS

Nominees for election this year are Edward P. Campbell, David A. Daberko and William R. Seelbach. Mr. Campbell and Mr. Daberko both currently serve as directors and have agreed to stand for re-election. Mr. Seelbach is a new nominee and has agreed to stand for election as a director at the 2002 Annual Meeting of Shareholders. Biographical information on each of the nominees is set forth below.

If any of the nominees is unable to stand for election, the Board of Directors may designate a substitute. Shares represented by proxies may be voted for the substitute but will not be voted for more than three nominees. The three nominees receiving the greatest number of votes will be elected.

A quorum, consisting of a majority of the voting power of the Company, whether in person or by proxy, is required to conduct the business of the Annual Meeting. Proxies containing abstentions and non-votes are counted as present for purposes of determining whether a quorum is present at the meeting.

Directors are elected by a plurality of the votes cast (i.e., the nominees receiving the greatest number of votes will be elected). Each shareholder is entitled to vote his or her shares for three nominees. He or she may not, however, cumulate his or her shares in voting for director nominees, as explained on page 30 of this Proxy Statement under the caption Other Information — Cumulative Voting. What this means is that a shareholder who owns 100 shares of OMNOVA common stock may vote 100 shares for each of three nominees. The shareholder may not, however, vote more than 100 shares for any one nominee, nor vote for more than three nominees.

Votes cast for a nominee will be counted in favor of election. Withheld votes and broker non-votes will not count either in favor of, or against, election of a nominee. It is the intention of the persons named in the accompanying proxy card, unless authorization to do so is withheld, to vote for the election of the Board's nominees.

Your Board of Directors recommends a vote FOR these nominees. Shares represented by proxy will be voted FOR the nominees unless you specify otherwise on your proxy card.

BOARD OF DIRECTORS

The Company's Code of Regulations provides that the number of directors of the Company will not be less than seven nor more than seventeen. Currently, there are eight directors. Charles A. Corry, who is currently a director of the Company, will retire immediately after the Annual Meeting. Mr. Corry has been a director of the Company since the spin-off of the Company from GenCorp Inc. in October 1999 and, prior to the spin-off, served as a director of GenCorp from 1995. Through his insight and experience, Mr. Corry's service as a director has been a tremendous asset to the Company. His participation will be greatly missed.

Set forth below is biographical information on the nominees for election, the other continuing directors with unexpired terms of office, and the director who will retire as of the date of this Annual Meeting. All information is given as of December 31, 2001, unless otherwise indicated.

NOMINEES FOR ELECTION

To Serve a Three-Year Term Expiring in 2005

Edward P. Campbell

Term:	Expires in 2002; Director since October 1999
Recent Business Experience:	Mr. Campbell has been President and Chief Executive Officer and a Director of Nordson Corporation, Westlake, OH (an international manufacturer of industrial application equipment) since 1997. Prior to that time, he served as Chief Operating Officer of Nordson from 1994 to 1997 and Vice President of Nordson from 1988 to 1994.
Other Directorships:	Nordson Corporation, Westlake, OH and KeyCorp, Cleveland, OH. Previously, Mr. Campbell served as a Director of GenCorp Inc. from May 1999 until the spin-off of OMNOVA Solutions in October 1999.
Committees:	Member of the Audit Committee of the OMNOVA Solutions Board.
Age:	52

David A. Daberko

Term:	Expires in 2002; Director since November 1999
Recent Business Experience:	Mr. Daberko has been Chairman and Chief Executive Officer of National City Corporation, Cleveland, OH (a diversified financial services company) since 1995. Previously, Mr. Daberko served as President and Chief Operating Officer of National City Corporation from 1993 to 1995 and Deputy Chairman of National City Corporation and President, National City Bank, Cleveland, from 1987 to 1993.
Other Directorships:	National City Corporation, Cleveland, OH and The Marathon Oil Company, Houston, TX.
Committees:	Member of the Compensation and Corporate Governance Committee of the OMNOVA Solutions Board.
Age:	56

William R. Seelbach

Term:	New Nominee for Director in 2002
Recent Business Experience:	Mr. Seelbach has been President of Brush Engineered Materials, Inc., Cleveland, OH (a manufacturer of high performance engineered materials) since 2001. Prior to that, he served as President, Brush Wellman Inc. from 2000 to 2001 and as President, Alloy Products division of Brush Wellman from 1998 to 2000. From 1987 to 1998, Mr. Seelbach was Chairman and Chief Executive Officer of Inverness Partners, a limited liability company engaged in acquiring and operating Midwestern manufacturing companies.
Age:	53

CONTINUING DIRECTORS

Bob G. Gower

Term:	Expires 2004; Director since November 1999
Recent Business Experience:	Mr. Gower has been Chief Executive Officer and President, Carbon Nanotechnologies Inc., Houston, TX (a manufacturer of carbon nanotubes) since August 2000. Previously, he served as Chairman of Specified Fuels & Chemicals, L.L.C. from 1996 to March 2000, and as Chief Executive Officer of Lyondell Petrochemical Company from 1985 until his retirement in 1996.
Other Directorships:	Kirby Corporation, Houston, TX and Probex Corp., Dallas, TX.
Committees:	Member of the Audit Committee of the OMNOVA Solutions Board.
Age:	64

Diane E. McGarry

Term:	Expires in 2004; Director since October 1999
Recent Business Experience:	Ms. McGarry has been Chief Marketing Officer, Xerox Corporation, Stamford, CT (a manufacturer of copiers and electronic office equipment) since October 2001. Previously, she was President, North American General Markets Operations of Xerox since January 2000; Senior Vice President, Eastern Operations, North American Solutions Group of Xerox Corporation, Rochester, NY from January 1999 to January 2000; Vice President/General Manager, Color Solutions Business Unit of Xerox from March 1998 to January 1999; and Chairman, President and Chief Executive Officer of Xerox Canada Inc., North York, Ontario, Canada, from 1993 to March 1998.
Other Directorships:	Canada Life Financial Corporation, Toronto, Ontario, Canada. Previously, Ms. McGarry served as a Director of GenCorp Inc. from 1995 until the spin-off of OMNOVA Solutions in October 1999.
Committees:	Member of the Audit Committee of the OMNOVA Solutions Board.
Age:	52

Kevin M. McMullen

Term:	Expires in 2003; Director since March 2000
Recent Business Experience:	Mr. McMullen has been Chairman of the Board, Chief Executive Officer and President of the Company since February 2001. Prior to that, Mr. McMullen served as Chief Executive Officer and President of the Company from December 2000 and as a Director from March 2000. From January 2000 to December 2000, Mr. McMullen served as President and Chief Operating Officer of the Company, and from September 1999 to January 2000, Mr. McMullen served as Vice President of the Company and President, Decorative & Building Products. Previously, Mr. McMullen was Vice President of GenCorp Inc. and President of GenCorp's Decorative & Building Products business unit from September 1996 until the spin-off of OMNOVA Solutions in October 1999. Prior to that, Mr. McMullen was General Manager of General Electric Corporation's Commercial & Industrial Lighting business from 1993 to 1996 and General Manager of General Electric Lighting's Business Development and Strategic Planning activities from 1991 to 1993.
Other Directorships:	STERIS Corporation, Mentor, OH.
Committees:	Chairman of the Executive Committee of the OMNOVA Solutions Board.
Age:	41

Steven W. Percy

Term:	Expires in 2004; Director since October 1999
Recent Business Experience:	Mr. Percy was Senior Vice President - Refining, Marketing & Transportation of Phillips Petroleum, Bartlesville, OK (a petroleum extraction, refining and distribution company) from June 2000 to March 2001. Previously, Mr. Percy served as Chairman and Chief Executive Officer of BP America, Inc., from 1996 to March 1999 and the BP/Amoco merger, and as Executive Vice President of BP America and President of BP Oil in the United States from 1992 to 1996.
Other Directorships:	Previously, Mr. Percy served as a Director of GenCorp Inc. from 1997 until the spin-off of OMNOVA Solutions in October 1999.
Committees:	Chairman of the Audit Committee of the OMNOVA Solutions Board.
Age:	55

6

R. Byron Pipes

Term:	Expires in 2003; Director since October 1999
Recent Business Experience:	Dr. Pipes has been the Goodyear Professor of Polymer Engineering at The University of Akron, Akron, OH since December 2001. Previously, Dr. Pipes served as a Distinguished Visiting Scientist at the College of William and Mary, Williamsburg, VA from 1998 to 2001; Seventeenth President of Rensselaer Polytechnic Institute, Troy, NY from 1993 to 1998; and Provost of the University of Delaware from 1991 to 1993 and Dean of the College of Engineering from 1985 to 1991.
Other Directorships:	Previously, Dr. Pipes served as a Director of GenCorp Inc. from 1993 until the spin-off of OMNOVA Solutions in October 1999.
Committees:	Member of the Compensation and Corporate Governance and the Executive Committees of the OMNOVA Solutions Board.
Age:	60

RETIRING DIRECTOR

Charles A. Corry

Term:	Expires in 2002; Director since October 1999
Recent Business Experience:	Mr. Corry served as Chairman of the Executive Committee of USX Corporation, Pittsburgh, PA (producer of energy and metal products) until May 1999. He served as President and a Director of USX from 1988, and also as Chairman and Chief Executive Officer of USX from 1989, until his retirement in 1995.
Other Directorships:	USX Corporation, Pittsburgh, PA; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA. Previously, Mr. Corry served as a Director of GenCorp Inc. from 1995 until the spin-off of OMNOVA Solutions in October 1999.
Committees:	Chairman of the Compensation and Corporate Governance Committee and member of the Executive Committee of the OMNOVA Solutions Board.
Age:	70

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

Meetings of the Board

The Company's Board of Directors held six meetings during the 2001 fiscal year. Each director attended 75 percent or more of the total number of Board meetings and meetings of committees on which he or she served during the 2001 fiscal year.

In July 2001, the Board of Directors determined to reduce the number of committees of the Board of Directors by eliminating the Finance Committee and merging the Organization & Compensation Committee with the Nominating & Corporate Governance Committee to form the Compensation and Corporate Governance Committee. Accordingly, the Board of Directors currently has three standing committees: the Audit Committee, the Compensation and Corporate Governance Committee and the Executive Committee.

Audit Committee

The function of the Audit Committee is oversight. The Audit Committee's responsibilities include:

- reviewing and evaluating the scope of the audits to be performed;

- reviewing and evaluating the adequacy of services performed by, and the fees and compensation of the independent auditors, and receiving and reviewing a report from the independent auditors prior to the publication of the audited financial statements;

- considering and recommending to the Board of Directors the selection of the independent auditors to examine the consolidated financial statements of the Company for the next year;

- reviewing and evaluating the scope and appropriateness of the Company's internal audit programs and plans and its system of internal controls;

- reviewing and evaluating the appropriateness of the Company's accounting principles and practices and financial reporting;

- receiving periodic reports from the Internal Audit and Law departments on a number of matters, including compliance with the Company's Business Conduct Policies; and

- periodically reviewing and advising the Board regarding the status of the Company's environmental policies and performance under its environmental compliance programs and periodically reviewing and reporting to the Board regarding the status of, and estimated liabilities for, environmental remediation.

The Audit Committee has adopted a written charter, which is reviewed and reassessed annually. The members of the Audit Committee are independent as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

The Audit Committee met four times during fiscal year 2001. The Audit Committee Report is set forth on page 22 of this Proxy Statement. Members of the Audit Committee are: Steven W. Percy, Chairman, Edward P. Campbell, Bob G. Gower and Diane E. McGarry.

Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee's responsibilities include:

- reviewing periodically the organization of the Company and its management, including reviewing major changes in the organization of the Company and the responsibilities of management as proposed by the Chief Executive Officer, monitoring executive development and succession planning, reviewing the effectiveness and performance of senior management and making recommendations to the Board concerning the appointment and removal of officers;

- periodically reviewing the compensation philosophy, policies and practices of the Company and making recommendations to the Board concerning major changes, as appropriate;

- annually reviewing changes in the Company's employee benefit, savings and retirement plans and reporting thereon to the Board;

- administering the Company's incentive and deferred compensation plans;

- approving, and in some cases recommending to the Board of Directors for approval, the compensation of employee-directors, officers and principal executives of the Company;

- establishing annually and, where appropriate, recommending to the Board of Directors for approval, the goals and performance criteria and awards under the incentive compensation, stock option and other compensation plans of the Company; and

- reviewing and approving and, in some cases, providing advice and recommendations to the Board of Directors concerning special employment and termination arrangements for directors, officers and principal executives, changes to the Company's compensation and incentive programs and changes in major benefit, savings and retirement plans of the Company.

The Compensation and Corporate Governance Committee also periodically reviews and makes recommendations to the Board concerning the criteria for selection and retention of directors; the composition of the Board; structure, function, responsibilities, membership and meetings of Board committees; retirement policies and compensation and benefits of directors. The Committee is also responsible for seeking out and recommending to the Board qualified candidates to serve as directors of the Company, assisting in attracting qualified candidates to the Board and considering and making recommendations to the Board concerning director nominations submitted by shareholders.

Prior to the merger of the Organization & Compensation Committee and the Nominating & Corporate Governance Committee, these committees had met three times and two times, respectively. Since the merger of these committees in July 2001, the Compensation and Corporate Governance Committee has met two times. The report of the Compensation and Corporate Governance Committee is set forth beginning on page 17 of this Proxy Statement.

The Compensation and Corporate Governance Committee is composed entirely of nonemployee directors. Members of the Compensation and Corporate Governance Committee are: Charles A. Corry, Chairman, David A. Daberko and R. Byron Pipes.

Executive Committee

During the intervals between meetings of the Board of Directors, the Executive Committee, unless restricted by resolution of the Board, may exercise, under the control and direction of the Board, all of the powers of the Board of Directors in the management and control of the business of the Company. The Executive Committee did not meet during fiscal year 2001. Members of the Executive Committee are: Kevin M. McMullen, Chairman, Charles A. Corry and R. Byron Pipes.


COMPENSATION OF DIRECTORS


Directors who are also employees of the Company are not compensated separately for serving on the Board and are not paid a retainer or additional compensation for attendance at Board or committee meetings.

Each nonemployee director receives a retainer of $26,000 per year and an attendance fee of $1,200 for each Board and committee meeting attended. A nonemployee director who serves as chairman of a committee of the Board receives an annual fee of $2,000 in consideration of such service.

Nonemployee directors may elect annually to defer all or a percentage of their retainer, any committee chairman's fee and meeting attendance fees pursuant to a deferred compensation plan for nonemployee directors. The plan is unfunded, and deferred amounts are credited, at the election of the director, with phantom shares in the OMNOVA Solutions Stock Fund, an S&P 500 index fund or a cash deposit program. Deferred amounts and earnings are payable in either a lump sum or installments as elected by the director commencing, at the director's election, (i) 30 days after termination of his service as a director, (ii) on a fixed future date specified by the director at the time of his deferral election or (iii) upon the director's attainment of a certain age specified by him at the time of his deferral election.

In February 2000, the Board of Directors discontinued availability of the Retirement Plan for Nonemployee Directors to any subsequently elected directors and, in lieu thereof, decided to offer new nonemployee directors a stock-based compensation component. Additionally, current nonemployee directors were given a one-time choice of (i) continuing with the current compensation package consisting of participation in the retirement plan and receipt of an annual restricted stock grant of 250 shares of OMNOVA common stock or (ii) freezing their participation in the retirement plan but discontinuing participation going forward and receiving an annual option grant covering 2,500 shares of OMNOVA common stock.

Three nonemployee directors elected to receive 250 restricted shares of common stock and continue their participation in the Retirement Plan for Nonemployee Directors and four nonemployee directors elected to receive option grants covering 2,500 shares of OMNOVA common stock instead of restricted stock grants and further participation in the Retirement Plan for Nonemployee Directors. These restricted share and option grants are made under the OMNOVA Solutions 1999 Equity and Performance Incentive Plan.

Dividends, if any, on restricted shares are automatically reinvested through the Company's dividend reinvestment program unless a director chooses otherwise. All shares may be voted, but ownership may not be transferred until service on the OMNOVA Solutions Board terminates. Restricted shares generally vest two years after the date of grant. Options generally become exercisable in 25% increments at six months, one year, two years and three years and ownership may not be transferred. Unvested shares or unexercisable options will be forfeited in the event of a voluntary resignation or refusal to stand for reelection, but vesting or exercisability will be accelerated in the event of death, disability or retirement pursuant to the Company's retirement plan for nonemployee directors described below or upon the occurrence of a change in control of the Company.

Each nonemployee director (who was a nonemployee director prior to February 2, 2000) who terminates his or her service on the Board after at least sixty months of service (including service on the Board of Directors of GenCorp Inc., prior to the spin-off of OMNOVA Solutions in October 1999) will receive an annual retirement benefit equal to the retainer in effect on the date the director's service terminates or participation was frozen, payable in monthly installments, until the number of monthly payments made equals the lesser of (a) the individual's months of applicable service as a director or (b) 120 monthly payments. In the event of death prior to payment of the applicable number of installments, the aggregate amount of unpaid monthly installments will be paid, in a lump sum, to the retired director's surviving spouse or other designated beneficiary, if any, or to the retired director's estate. For those four nonemployee directors who elected to freeze their participation in the retirement plan, their benefits were fully vested as of February 2, 2000, at which time they ceased to accrue additional benefits. As noted previously, the Retirement Plan for Nonemployee Directors will no longer be available for new nonemployee directors.

Under the Board's retirement policy, a director's term of office normally expires immediately after the annual meeting following his or her seventieth birthday regardless of the term of the class for which such director was last elected. Under special circumstances, however, the Board may waive immediate compliance and request that a director postpone his or her retirement until a later date.

MANAGEMENT OWNERSHIP OF SHARES

The following table lists share ownership of the Company's common stock by directors, nominees and executive officers of the Company as of February 1, 2002. Unless otherwise indicated, share ownership is direct.

Name	Number of Shares of Common Stock Beneficially Owned[1]	Deferred Share Units[2]	Percent of Outstanding Shares of Common Stock[3]
Edward P. Campbell	1,767	—	*
Charles A. Corry	3,650	—	*
David A. Daberko	4,887[4]	14,887	*
Bob G. Gower	23,387[4]	14,871	*
Diane E. McGarry	4,968[4]	3,597	*
Steven W. Percy	4,220[4]	20,019	*
R. Byron Pipes	2,567	344	*
William R. Seelbach	—	—	*
Kevin M. McMullen	476,857[4],[5]	—	1.2%
Michael E. Hicks	159,529[4],[5]	—	*
James J. Hohman	106,301[4],[5]	—	*
James C. LeMay.............	97,076[4],[5]	—	*
Gregory T. Troy	80,080[4],[5]	—	*
All directors and executive officers as a group.........	969,466[4]	53,718	2.6%

* Less than 1%.

(1) Except as otherwise indicated below, beneficial ownership means the sole power to vote and dispose of shares.

(2) This column shows phantom units of OMNOVA Solutions common stock that have been credited under deferred compensation plans.

(3) Calculated using 39,593,467 shares as the number of outstanding shares.

(4) Includes shares subject to stock options which may be exercised within 60 days of February 1, 2002 as follows: Mr. Daberko 3,125 shares; Mr. Gower, 3,125 shares; Ms. McGarry, 3,125 shares; Mr. Percy, 3,125 shares; Mr. McMullen, 449,117 shares; Mr. Hicks, 121,991 shares; Mr. Hohman, 83,676 shares; Mr. LeMay, 67,174 shares; Mr. Troy, 65,133 shares; and all executive officers as a group, 801,091 shares.

(5) Includes the approximate number of shares credited to the individual's account as of February 1, 2002 under the OMNOVA Solutions Retirement Savings Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the knowledge of the Company, except as set forth below, no person beneficially owned more than five percent of the 39,591,592 shares of the Company's common stock outstanding as of December 31, 2001. The information set forth in the following table was derived from reports filed with the Securities and Exchange Commission by the beneficial owners on the dates indicated in the footnotes below.

Name	Number of Shares of Common Stock Beneficially Owned	Percent of Outstanding Shares of Common Stock
The Baupost Group, L.L.C. 44 Brattle Street Boston, MA 02138	6,354,325[1]	16.1%
Mario J. Gabelli / Gabelli Funds Inc. One Corporate Center Rye, NY 10580	4,917,807[2]	12.4%
Putnam Investment Management, LLC One Post Office Square Boston, MA 02109	4,230,637[3]	10.7%
FMR Corp. 82 Devonshire Street Boston, MA 02109	3,064,000[4]	7.7%
Reich & Tang Asset Management 600 Fifth Avenue New York, NY 10020	2,037,900[5]	5.2%

(1) Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on November 14, 2001, the Baupost Group, L.L.C. reported holding sole investment discretion and voting power over 6,354,325 shares as of September 30, 2001.

(2) Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on November 14, 2001, Gabelli Funds Inc., et al., reported that, as of September 30, 2001, Gabelli Funds, LLC had sole investment discretion and voting power over 1,086,000 shares, and Gabelli Asset Management Company shared with certain affiliated entities investment discretion over 3,831,807 shares, over which Gabelli Asset Management Company held sole voting power for 3,816,807 shares and no voting power over 15,000 shares.

(3) Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on November 14, 2001, Putnam Investment Management LLC reported that, as of September 30, 2001, it shared investment discretion with its affiliate, Putnam Advisory Company, Inc., over 2,649,137 shares, of which Putnam Investment Management LLC had sole voting power over 1,109,800 shares and no voting power over 1,539,337 shares; and that it shared investment discretion with its affiliate, Putnam Investment Management, Inc., over 1,581,500 shares, over which Putnam Investment Management LLC had no voting power.

(4) Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on November 14, 2001, FMR Corp. reported that, as of September 30, 2001, it shares investment discretion with certain of its affiliated entities over 3,064,000 shares, over which it holds no voting power.

(5) Pursuant to a Schedule 13F-HR filed with the Securities and Exchange Commission on November 14, 2001, Reich & Tang Asset Management L.P. reported that, as of September 30, 2001, it shared with certain affiliated entities investment discretion and voting power over 2,037,900 shares.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for fiscal year 2001 for the Chief Executive Officer of the Company and each of the Company's four most highly compensated executive officers who were serving in such capacities at the end of fiscal 2001.

		Annual Compensation(1)		Long Term Compensation		
				Awards(2)	Payouts	
Name and Current Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options/SARs	LTIP Payouts Compensation ($)(3)	All Other Compensation ($)(4)
Kevin M. McMullen	2001	550,000	150,000	350,000	—	185,545
Chairman, Chief Executive	2000	358,504	40,150	120,000	—	174,007
Officer and President	1999	285,000	175,000(5)	25,000	115,000(6)	22,951
Michael E. Hicks	2001	242,517	53,504	22,000	—	86,586
Senior Vice President and	2000	230,833	23,500	50,000	—	93,263
Chief Financial Officer;	1999	194,773	175,000(5)	20,000	161,536(6)	16,628
Treasurer						
James J. Hohman	2001	215,000	124,775	22,000	—	10,310
Vice President; President,	2000	202,610	23,060	25,000	—	12,245
Paper and Carpet Chemicals	1999	185,000	72,000(5)	10,000	—	12,738
James C. LeMay	2001	219,917	54,500	22,000	—	10,628
Senior Vice President,	2000	194,167	23,400	30,000	—	13,302
Business Development;	1999	155,000	100,000(5)	7,500	—	9,588
General Counsel						
Gregory T. Troy	2001	188,425	47,275	22,000	—	8,891
Senior Vice President,	2000	180,500	21,720	20,000	—	11,424
Human Resources	1999	155,583	70,000(5)	7,000	—	25,724

(1) For fiscal year 1999, amounts shown represent compensation provided by GenCorp Inc. until October 1, 1999 and compensation provided by the Company after that time.

(2) For fiscal year 1999, amounts shown represent stock options granted by GenCorp and for fiscal years 2000 and 2001, amounts shown represent stock options granted by the Company. See the table entitled Option/SAR Grants in Last Fiscal Year below.

(3) Amounts shown for 1999 include amounts attributable to the 1997–1999 performance period and special payments attributable to the 1998-2000 and 1999-2001 performance periods. See footnote (6). There were no payouts for either the 2000 or the 2000-2001 performance periods under the OMNOVA Solutions Long-Term Incentive Program.

(4) Includes Company contributions to the executive's account in the OMNOVA Solutions Retirement Savings Plan and its predecessors, the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan and the GenCorp Retirement Savings Plan and, where applicable, the amount credited to the executive's account in the OMNOVA Solutions Benefits Restoration Plan (or its predecessor), a nonfunded plan which restores to the individual's account amounts otherwise excluded due to limitations imposed by the Internal Revenue Code on contributions and includable compensation under qualified plans. Amounts credited during 2001 were: Mr. McMullen, $25,525; Mr. Hicks, $11,484; Mr. Hohman, $10,310; Mr. LeMay, $10,454; and Mr. Troy, $8,717.

Also includes income imputed to the executives for company paid life insurance as follows: Mr. McMullen, $10,020; Mr. Hicks, $102; Mr. Hohman, $0; Mr. LeMay, $174; and Mr. Troy, $174.

Also includes amounts paid in fiscal 2001 by the Company pursuant to the 1999 GenCorp Key Employee Retention Plan as follows: Mr. McMullen, $150,000 and Mr. Hicks, $75,000.

(5) For fiscal 1999, annual bonuses were calculated based on actual performance up to the date of the spin-off and budgeted performance from the date of the spin-off through November 30, 1999.

(6) Amounts paid for the 1997-1999, 1998-2000 and 1999-2001 performance periods under GenCorp's Long-Term Incentive Program. Amounts paid for the 1997-1999 performance period were determined as of the spin-off based on actual performance up to the date of the spin-off and planned or budgeted performance from the date of the spin-off through November 30, 1999. Amounts earned for this period were: Mr. McMullen, $50,000 and Mr. Hicks, $78,813. Amounts paid for the 1998-2000 and 1999-2001 performance periods were paid on a pro-rated basis. Amounts earned for these periods, respectively, were: Mr. McMullen, $40,000 and $25,000, and Mr. Hicks, $47,600 and $35,123.

OPTION / SAR GRANTS IN LAST FISCAL YEAR

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (Ten Years)[3], [4] | | |
Name	Number of Securities Underlying Option/SARs Granted(#)[1]	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)[2]	Expiration Date	0%($)	5%($)	10%($)
Kevin M. McMullen	350,000	30.81	$5.06	12/1/2010	0	1,113,772	2,822,518
Michael E. Hicks	22,000	1.94	$6.50	2/1/2011	0	89,932	227,905
James J. Hohman	22,000	1.94	$6.50	2/1/2011	0	89,932	227,905
James C. LeMay	22,000	1.94	$6.50	2/1/2011	0	89,932	227,905
Gregory T. Troy	22,000	1.94	$6.50	2/1/2011	0	89,932	227,905

(1) Non-qualified stock options granted pursuant to the OMNOVA Solutions 1999 Equity and Performance Incentive Plan for the number of shares of OMNOVA common stock indicated. No stock appreciation rights were granted in 2001. Options granted to Mr. McMullen become exercisable in 25% increments on May 31, 2001 and December 1, 2001, 2002 and 2003. Options granted to the other named executive officers become exercisable in 25% increments on August 1, 2001 and February 1, 2002, 2003 and 2004. See Other Compensation Arrangements on page 16 for additional terms concerning the options granted to Mr. McMullen.

(2) Exercise price equals the closing market price of OMNOVA common stock on the date of grant on the New York Stock Exchange.

(3) The 0%, 5% and 10% appreciation over 10 years option valuation method as applied to the options granted to Mr. McMullen assumes a stock price of $5.06, $8.2422 and $13.1243, respectively, at December 1, 2010. The 0%, 5% and 10% appreciation over 10 years option valuation method as applied to the other named executive officers assumes a stock price of $6.50, $10.5878 and $16.8593, respectively, at February 1, 2011.

(4) The potential realizable values are shown in the table in conformity with Securities and Exchange Commission regulations and are not intended to forecast possible future appreciation. The Company is not aware of any formula that will predict with reasonable accuracy the future appreciation of equity securities. No benefit can be realized by optionees without an appreciation in stock price, which will benefit all shareholders commensurately.

AGGREGATED OPTION / SAR EXERCISES IN LAST FISCAL YEAR AND

FISCAL YEAR-END OPTION / SAR VALUES

| | Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End (#)[1] | | Value of Unexercised In-the-Money Options/SARs at Fiscal Year End ($) | |
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin M. McMullen	318,355	335,762	126,000	378,000
Michael E. Hicks	93,381	52,110	8,333	0
James J. Hohman	66,621	34,305	8,125	1,563
James C. LeMay	50,195	35,479	891	0
Gregory T. Troy	50,919	30,214	0	0

(1) No SARs have been issued under the OMNOVA Solutions 1999 Equity and Performance Incentive Plan. No stock options were exercised by the executive officers listed in the table during fiscal 2001.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

| Name | Number of Shares, Units or Other Rights | Performance or Other Period Until Maturation or Payout | Estimated Future Payouts Under Non-Stock Price-Based Plans[2], [3] | | |
			Threshold ($)	Target ($)	Maximum ($)
Kevin M. McMullen	(1)	3 years	$105,000	$210,000	$420,000
Michael E. Hicks	(1)	3 years	29,602	59,204	118,408
James J. Hohman	(1)	3 years	33,977	67,955	135,910
James C. LeMay	(1)	3 years	27,442	54,883	109,767
Gregory T. Troy	(1)	3 years	23,570	47,140	94,280

(1) Indicates awards under the OMNOVA Long-Term Incentive Program. In January 2001, the former Organization and Compensation Committee of the Board of Directors approved a long-term incentive program for the 2001-2003 performance period, pursuant to which key employees designated by the Committee could receive incentive payments equal to certain specified percentages of average annual compensation (salary and bonus paid under the Company's Executive Incentive Compensation Program) upon attainment of specified threshold, target or maximum levels of earnings per share growth (performance goals) over the three-year performance period.

(2) Percentages of average annual compensation payable to participants upon attainment of performance goals for the 2001 — 2003 performance period are as follows:

	Threshold	Target	Maximum
Chairman and CEO	15%	30%	60%
Chief Operating Officer and President	12.5%	25%	50%
All other Participants	10%	20%	40%

(3) For purposes of the table above, estimated future payouts for the 2001 — 2003 performance period were calculated on the basis of the participant's 2001 fiscal year salary and bonus shown in the Summary Compensation Table beginning on page 13.

PENSION BENEFITS

The OMNOVA Solutions' Consolidated Pension Plan includes several formulas for the determination of benefits and requires that the formula providing the highest benefit be utilized to determine an individual employee's actual benefit. Benefits for Messrs. McMullen, Hicks, Hohman, LeMay and Troy have been determined pursuant to a formula which utilizes average compensation for the highest 60 consecutive months of service (average compensation) prior to December 1, 2002 and a career average formula for service from December 1, 2002 to normal retirement. The Company's pension plan provides credit for years of service with GenCorp. Estimated benefits are shown below because the required calculations do not lend themselves to a typical pension plan table where benefits can be determined by the reader solely upon the basis of years of service and final compensation.

Name	Approximate Years of Credited Service at Normal Retirement	Estimated Annual Benefits Payable at Normal Retirement[1]
Kevin M. McMullen	29	$387,509
Michael E. Hicks................................	45	$243,721
James J. Hohman	17	$ 76,834
James C. LeMay	31	$128,903
Gregory T. Troy	23	$ 93,740

(1) Retirement benefits shown in the table for Messrs. McMullen, Hicks, Hohman, LeMay and Troy were calculated pursuant to the terms of the OMNOVA Solutions Consolidated Pension Plan. There is no offset for Social Security payments.

The benefits shown for Messrs. McMullen, Hicks, Hohman, LeMay and Troy are estimated and have not been adjusted for any survivor option. Each estimated benefit is based upon the assumption that the executive will remain an employee until age 65 at a rate of compensation equivalent to that in effect on December 1, 2001 and that the pension plan under which the estimated benefit is calculated will remain unchanged.

Benefits for Messrs. McMullen, Hicks, Hohman, LeMay and Troy have been determined by a formula which provides for a benefit (A) for years of service prior to December 1, 2002 of (1) 1.125% of average compensation up to the average Social Security wage base (ASSWB) plus 1.5% of average compensation in excess of the ASSWB multiplied by the total of such years of service up to 35 years and (2) 1.5% of average compensation multiplied by the total years of service in excess of 35 years, and (B) for each year of service after December 1, 2002 (1) prior to attainment of 35 years of service, 1.625% of annual compensation up to the ASSWB plus 2.0% of annual compensation in excess of the ASSWB, and (2) after attainment of 35 years of service, 2.0% of annual compensation.

The benefits shown in the table have not been reduced to reflect the limitation on includable compensation or the overall benefit limitation imposed on pension plans qualified under Section 401(a) of the Internal Revenue Code since the amount of any of those reductions will be restored to the individual pursuant to the terms of OMNOVA Solutions' Benefits Restoration Plan, a nonfunded plan with benefits payable out of the general assets of OMNOVA Solutions.

OTHER COMPENSATION ARRANGEMENTS

The Board of Directors approved the terms of an employment agreement with Kevin McMullen regarding his service as Chief Executive Officer and Chairman, providing for (i) base annual salary in the amount of $550,000; (ii) annual incentive opportunity in an amount equal to 125% of base salary; (iii) long-term incentive opportunity in an amount equal to 30% of average annual compensation during each performance period; (iv) options for 200,000 shares of OMNOVA stock upon his election as Chief Executive Officer and options for 150,000 shares as an annual grant for the 2001 fiscal year; (v) country club membership; (vi) financial planning; (vii) participation in the Company's executive physical program; and (viii) company-paid supplemental life insurance in the amount of $4,000,000. The employment agreement also provides that, in the event the Company terminates Mr. McMullen's employment other than for cause prior to age 65 or if Mr. McMullen elects to terminate his employment due to the Board's decision to remove him as Chairman or Chief Executive Officer, he will be entitled to (a) termination pay in an amount equal to two times the sum of (1) base annual salary and (2) the higher of his base annual salary or the highest year-end bonus which he received in the previous three fiscal years; and (b) accelerated vesting of all unvested stock options and continued exercisability of all options for the remainder of their respective 10-year terms.

At the time of the spin-off, the Company also replaced then-current severance agreements with appropriate modifications and entered into severance agreements with elected OMNOVA officers who were not then parties to such agreements. Mr. McMullen's prior severance agreement has been replaced with an enhanced agreement upon his election as Chief Executive Officer. Six agreements are in place, including agreements with each of the incumbent executive officers listed in the Summary Compensation Table on page 13.

The severance agreements provide for a severance payment in an amount equal to the officer's base salary plus bonus (as defined in the agreement) multiplied by a factor of 3 in the case of the Chief Executive Officer or a Senior Vice President, or by a factor of 2 for other covered officers, if within three years after a change-in-control (as such term is defined in the agreements), the officer's employment is terminated (i) by the Company for any reason other than death, disability or cause, or (ii) by the officer following the occurrence of one or more adverse events enumerated in the agreement. The agreements provide for payment of performance awards under the Long-Term Incentive Program, continuation of health and life benefits for 24 or 36 months, as appropriate,

vesting of accrued retirement benefits, payment of the amount required to cover excise taxes, if any, financial counseling, outplacement and accounting fees and costs of legal representation if required to enforce the agreement. Mr. McMullen's agreement includes a requirement that any amount which may become payable under the severance agreement be offset by any amount which may be paid under the individual executive's employment agreement as a result of termination of employment due to a change-in-control. Mr. McMullen's agreement also provides that (i) for purposes of calculating the severance payment, bonus is defined as no less than 100% of base salary in effect at the time a change-in-control occurs, and (ii) he may terminate his employment for any reason, or without reason, during the 30-day period immediately following the date six months after the occurrence of a change-in-control, with the right to severance compensation under his agreement. The severance agreements renew annually unless terminated pursuant to their provisions.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation and Corporate Governance Committee Function

The Compensation and Corporate Governance Committee advises and recommends to the Board of Directors the total compensation of the Chairman of the Board and Chief Executive Officer. In addition, the Committee, with the counsel of the Chief Executive Officer, considers and establishes base pay and incentive bonuses for the executive officers of the Company elected by the Board (other than the Chairman of the Board and Chief Executive Officer). The base pay and incentive bonuses of the principal executives of the Company are subject to ratification by the Committee. The Committee also administers the Company's long-term incentive and deferred compensation programs and makes recommendations to the directors concerning such programs.

Compensation Committee Interlocks and Insider Participation

The Committee is composed entirely of nonemployee directors. All nonemployee directors participate in decisions regarding the compensation of the Chairman and Chief Executive Officer. Current members of the Committee include Charles A. Corry, Chairman, David A. Daberko and R. Byron Pipes. Prior to the consolidation of various committees in July 2001, Charles A. Corry, Edward P. Campbell, David A. Daberko, Diane E. McGarry and Steven W. Percy served as members of the Organization & Compensation Committee.

Report of the Compensation and Corporate Governance Committee on Executive Compensation

Executive Compensation Philosophy

The Committee desires to provide an executive compensation program that allows for the effective recruitment, retention and motivation of highly qualified individuals who are key to the Company's current and future success. The Committee believes the Company's executive compensation program is designed to:

- create and reinforce alignment among the Company's vision, strategies, goals and priorities;

- promote the interests of OMNOVA Solutions' shareholders;

- differentiate compensation based on individual responsibilities and performance as well as an individual's effectiveness in achieving results in a team environment;

- properly balance the focus on both short and long-term Company performance;

- allow the Company to respond to changes in compensation for similar positions in the competitive marketplace; and

- administer the fiscal resources of the organization in a manner designed to achieve the Committee's executive compensation philosophy and objectives.

In the application of this philosophy, the Committee recognizes the need to attract and retain individuals who, by their actions, will add to shareholder value and will become personally accountable for the overall success of the business.

Executive Compensation Structure

Executive compensation at OMNOVA Solutions consists of four components — base pay, an annual incentive bonus, stock options and an opportunity to participate in the Long-Term Incentive Program. Each of these components is intended to meet a different objective. They are combined to focus the individual executive on high levels of sustained performance directed at key organizational objectives. A degree of risk/reward potential has been built into the compensation program to motivate executives to achieve superior results.

Compensation levels for executives vary depending on the scope of their individual responsibilities, as well as on the degree of individual performance and achievement.

Annual Compensation

Annual compensation consists of two components: base pay and incentive bonus. Each year the Committee reviews historical information and analyses of current executive compensation trends and practices. Information for these analyses is derived from several national and regional executive compensation surveys.

The data selected from these surveys is representative of organizations which are similar to the Company in sales volume and business focus. The 50th percentile of compensation survey data is used as a reference point in combination with actual performance in establishing competitive compensation levels within the Company.

Base Pay

The level of base pay for the reported executives is established relative to the 50th percentile of competitive pay levels for comparable positions at similar organizations. Each executive position is reviewed against this standard, with consideration given to performance and experience. These factors are incorporated into a determination regarding the level at which to set, and the amount by which to change, an executive's base pay. No specific weighting is applied to these factors. Rather, the collective judgment of the Committee members is utilized in establishing the appropriate level of base pay for the following year.

Annual Incentive Bonuses

The primary purpose of the Company's Executive Incentive Compensation Program has been to reward executives for achievement of specific financial performance objectives. In the case of operations executives, continuous improvement financial objectives may also be employed. Incentive bonus amounts are intended to vary in a consistent and predictable manner with the financial and operational performance of the Company and its various business units, as well as with the performance of the individual executive. Executives in positions which have significant scope, authority and impact on the Company's performance may be considered for participation.

Annually, financial performance objectives for the consolidated Company and each business unit are derived from stretch target goals established in the annual operating plan (AOP). Continuous improvement financial objectives for operations executives of the business units are derived from the AOP, and are based upon a comparison to the results of the prior year.

Each participating executive has a maximum incentive opportunity expressed as a percentage of annual base pay. The level of this incentive opportunity has been set after a review of prevailing incentive opportunities for similar executive positions at similar organizations. These opportunities vary depending on the anticipated potential contribution for a particular executive position.

Financial performance, as well as applicable continuous improvement financial objectives for operations executives, are evaluated in determining an incentive bonus award. In fiscal 2001, primary measures included earnings per share, cash flow and operating profit. Each of these measures were weighted and totaled 100% of the incentive opportunity. In any given year, the primary measures and weightings may be adjusted to allow management flexibility in focusing the executive on critical achievement areas.

At the end of each fiscal year, senior management will evaluate each executive for performance and will recommend to the Committee a bonus commensurate with the performance achieved. No incentive bonus award will be paid unless the threshold financial performance objectives are met.

Long-Term Incentive Program

The Long-Term Incentive Program has limited executive participation that includes the executive officers listed in the Summary Compensation Table on page 13. The purpose of the program is to motivate executives to achieve sustained improvement in predetermined performance objectives over a three-year period. The nonemployee directors set specific threshold, target and maximum achievement levels for each three-year performance period after reviewing the strategic business plans of the Company. With the spin-off from GenCorp, in 2000 the Committee approved revised OMNOVA Long-Term Incentive Programs, reflecting one-year, two-year and three-year performance periods. There was no payout for the two-year 2000-2001 performance period.

Earnings per share (EPS) growth continues to be the performance measure for corporate participants. For the 2001-2003 performance period, performance is defined as cumulative EPS over the three-year cycle. Potential earnings for a full three-year performance period for the executives listed in the Summary Compensation Table on page 13 range from 10% to 60% of average annual cash compensation. The net value (after tax withholding) of any performance awards earned by participants may be paid in cash or in shares of OMNOVA common stock. Additional data concerning the Long-Term Incentive Program and the percentages of compensation payable upon attainment of performance goals can be found in the footnotes to the Long-Term Incentive Plans — Awards in Last Fiscal Year Table on page 15.

Stock Options

The Company's philosophy is to consider the interests of shareholders in the payment of executive compensation, and specifically, to link the interests of executives to the interests of shareholders. Stock options help accomplish this goal and are an important component of overall compensation. In 2001, stock options were granted to executives in positions that have the ability to significantly impact the Company's performance. The size of these grants was determined by following competitive norms based on the current practice of a broad base of companies with comparable revenues. All stock options are granted at fair market value on the date of grant.

Compensation and Corporate Governance Committee Policy with Regard to Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes limits on the deductibility of certain compensation in excess of $1 million paid to the Chief Executive Officer and other named executive officers of public companies. The Committee has reviewed the regulations and believes that the current compensation program and policies are appropriate. The Company's executive compensation program contains several elements, each of which are intended to support organizational goals and priorities. Factors taken into consideration in setting compensation targets and determining actual distribution of awards include: prevailing pay practices for comparable organizations, performance of individuals as well as business units and the Company, expansion of responsibilities, and potential for future contributions.

In those years when performance is exceptional, it is possible under the current compensation program for one or more officers to surpass the $1 million threshold. At this time the Committee does not believe that accommodating the IRS regulations will produce material benefits or increases in shareholder value. However, the Committee intends to review this issue regularly and may change its position in future years.

By: The Compensation and Corporate Governance Committee of the Board of Directors
    Charles A. Corry, Chairman
    David A. Daberko
    R. Byron Pipes

Compensation of the Chief Executive Officer

On December 1, 2000, Mr. McMullen was promoted to the position of Chief Executive Officer and President of OMNOVA Solutions Inc. On February 1, 2001, Mr. McMullen was also elected Chairman of the Board. Effective December 1, 2000, Mr. McMullen's salary was increased to $550,000 per year. This increase reflected the challenges of the new role and positioned him competitively to his peer comparisons. Due to the timing of this salary increase, Mr. McMullen's salary was not subsequently adjusted in 2001.

With his promotion to CEO and President, the OMNOVA Board granted Mr. McMullen an option to purchase 350,000 shares of OMNOVA common stock. This promotional option was granted to provide a similar level of market competitiveness for Mr. McMullen's total compensation package. Due to the timing of this option grant, no additional option was granted in 2001.

Mr. McMullen is also a participant in the Company's Long-Term Incentive Program. As previously described, there was no payout for the 2000-2001 Program. With his promotion to CEO and President, Mr. McMullen's payout opportunity upon attainment of performance goals for the 2001-2003 performance period increased to a threshold of 15%, a target of 30% and a maximum payout opportunity of 60%.

Mr. McMullen was also a participant in the 2001 OMNOVA Executive Incentive Compensation Program. As CEO, Mr. McMullen's 2001 EICP maximum bonus opportunity is 125% of base salary. Financial results of the 2001 EICP were 16% of maximum opportunity, due to the attainment of specific cash flow objectives. The Committee considered this result and recommended to the nonemployee directors that Mr. McMullen receive a 2001 incentive bonus of $150,000, representing 22% of his maximum opportunity.

The foregoing recommendations for Mr. McMullen were approved by the nonemployee directors of OMNOVA Solutions Board of Directors, including:

Charles A. Corry   Diane E. McGarry
Edward P. Campbell   Steven W. Percy
David A. Daberko   R. Byron Pipes
Bob G. Gower

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return, assuming reinvestment of dividends, of the Company's common stock beginning on October 1, 1999 (the date regular way trading of the Company's common stock began) with the cumulative total return, assuming reinvestment of dividends, of Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's Manufacturing (Diversified) Index. Prior to October 1, 1999, the Company's common stock was not publicly traded.



COMPARISON OF 26 MONTH CUMULATIVE TOTAL RETURN*
AMONG OMNOVA SOLUTIONS INC., THE S&P 500 INDEX
AND THE S&P MANUFACTURING (DIVERSIFIED) INDEX

*$100 INVESTED ON 10/1/1999 IN STOCK OR ON 9/30/1999 IN INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING NOVEMBER 30.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 and the rules promulgated under it require that certain officers, directors and beneficial owners of the Company's equity securities file various reports of transactions effected in OMNOVA Solutions common stock with the Securities and Exchange Commission. The Company has procedures in place to assist these persons in preparing and filing these reports on a timely basis. To the best of the Company's knowledge, all required reports were filed timely, with the exception of one transaction which was filed late on behalf of Kevin M. McMullen.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements and for maintaining appropriate accounting and financial reporting processes, including the systems of internal controls designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements and expressing an opinion as to the conformity of those financial statements with generally accepted accounting principles.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also reviewed and discussed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's accounting principles, and the matters required to be discussed by Statement on Accounting Standards No. 61, *Communication with Audit Committees*, as currently in effect. The Committee has received from the auditors the written disclosures regarding their independence required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the independent auditors the auditors' independence from management and the Company. Finally, the Committee has received written confirmations with respect to non-audit services performed by the independent auditors and has considered whether such non-audit services are compatible with maintaining the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended November 30, 2001 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

By: The Audit Committee of the Board of Directors:
Steven W. Percy, Chairman
Edward P. Campbell
Bob G. Gower
Diane E. McGarry

PROPOSAL 2:

RATIFICATION OF ERNST & YOUNG LLP AS
INDEPENDENT AUDITORS

Services of Independent Auditors for 2001

Ernst & Young LLP served as the Company's independent auditors for fiscal year 2001. In addition to the engagement to audit the Company's annual financial statements and to review the financial statements included in the Company's quarterly reports on Form 10-Q, Ernst & Young was also engaged by OMNOVA Solutions to perform certain non-audit services. The aggregate fees billed by Ernst & Young for these services for fiscal year 2001 were:

Audit Fees	Financial Information Systems Design and Implementation Fees	All Other Fees*
$455,000	N/A	$359,000

* All Other Fees include fees for audit-related services of $112,000 and fees for tax services of $247,000. Audit related services generally include fees for pension audits, statutory audits and accounting consultations.

Appointment of Independent Auditors for 2002

Upon recommendation of the Audit Committee, and subject to ratification by the shareholders at the April 4, 2002 Annual Meeting, the Board of Directors has appointed Ernst & Young LLP as independent auditors to examine the consolidated financial statements of the Company for the fiscal year ending November 30, 2002.

If the Board's appointment is not ratified, or if Ernst & Young LLP declines to act or becomes incapable of action, or if their appointment is discontinued, the Board will appoint other independent auditors whose continued appointment after the next annual meeting of shareholders will be subject to ratification by the shareholders.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting to respond to any shareholder questions. They will have an opportunity to make a statement at the meeting if they desire to do so.

Your Board of Directors recommends a vote FOR ratification of the appointment of Ernst & Young LLP as the Company's independent auditors. Shares represented by proxy will be voted FOR this proposal, unless you specify a different choice on the accompanying proxy card.

PROPOSAL 3:

AMENDMENT OF THE OMNOVA SOLUTIONS
1999 EQUITY AND PERFORMANCE INCENTIVE PLAN

In 1999, shareholders of GenCorp Inc. approved the establishment of the OMNOVA Solutions 1999 Equity and Performance Incentive Plan to enable OMNOVA Solutions, upon its spin-off from GenCorp, to provide competitive equity incentives to officers and other key employees in order to enhance the profitability of OMNOVA Solutions and increase the value of the OMNOVA Solutions common stock for its shareholders. The Company is now seeking shareholder approval to amend that plan to increase the number of shares available for awards under the plan by 1,700,000 shares.

Other than the increase in shares available for awards under the plan, there have been no other changes to the plan approved by shareholders in 1999.

As of February 1, 2002, 482,705 shares remained available for issuance pursuant to awards under the plan. If shareholders approve the proposed amendment to the plan, the number of shares of OMNOVA Solutions common stock remaining available for awards under the plan as of February 1, 2002 would increase to 2,182,705 shares.

The Board of Directors believes that this increase will allow the Company to continue to provide competitive equity incentives to officers and other key employees, thereby aligning more closely the interests of the Company's management with its shareholders. For this purpose, subject to the approval of the shareholders, the Board of Directors has approved the OMNOVA Solutions Amended and Restated 1999 Equity and Performance Incentive Plan. A copy of the amended and restated plan is attached to this proxy statement as Annex A, and a summary of the plan, as amended and restated, is set forth below. The summary provided below is qualified in its entirety by reference to the amended and restated plan attached to this Proxy Statement.

Approximately seven officers, 325 key employees and eight nonemployee directors of OMNOVA Solutions are expected to be eligible to receive awards under the plan.

Plan Summary

General.   Under the plan, the Board is authorized to make awards of (1) options to purchase shares of OMNOVA Solutions common stock, (2) performance stock and performance units, (3) restricted stock, (4) deferred stock or (5) appreciation rights. The Compensation and Corporate Governance Committee of the Board will be authorized to oversee the plan and to make awards and grants under the plan.

Shares Available Under the Plan.   The number of shares of OMNOVA Solutions common stock that may be issued or transferred (1) upon the exercise of options (Option Rights), (2) as restricted stock (Restricted Stock) and released from all substantial risks of forfeiture, (3) as deferred stock (Deferred Stock), (4) in payment of performance stock (Performance Stock) or performance units (Performance Units) that have been earned, (5) in payment of dividend equivalents paid with respect to awards made under the plan, or (6) in payment of appreciation rights may not exceed a total of 4,100,000 shares, subject to some adjustments pursuant to the terms of the plan. These shares of common stock may be original issue or treasury shares or a combination of both.

Eligibility.   Officers, key employees and nonemployee directors of OMNOVA Solutions, as well as any person who has agreed to begin serving in such capacity within 30 days of the date of the grant are eligible to be selected by the Board to receive benefits under the plan. The Compensation and Corporate Governance Committee will select those who will receive grants on the basis of management objectives.

Option Rights.   Option Rights entitle the optionee to purchase shares of OMNOVA Solutions common stock at a predetermined price per share (which may not be less than the market value at the date of grant, except for non-qualified stock options granted in lieu of salary or bonus, which may not be less than 85% of the market value at the date of grant). Each grant will specify whether the option price will be payable (1) in cash at the time of exercise, (2) by the transfer to OMNOVA Solutions of shares of common stock owned by the optionee for at least six months, having a value at the time of exercise equal to the option price, (3) if authorized by the Board or its Compensation and Corporate Governance Committee, the delivery of shares of Restricted Stock or other forfeitable shares, Deferred Stock, Performance Stock, other vested Option Rights, or Performance Units, or (4) a combination of those payment methods. Grants may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of OMNOVA Solutions common stock to which the exercise relates.

No Option Rights may be exercisable more than ten years from the date of grant. Each grant must specify the period of continuous employment with OMNOVA Solutions that is required before the Option Rights become exercisable. Grants may provide for earlier exercise of an Option Right in the event of a change-in-control of OMNOVA Solutions or other similar transactions or events.

Grants may also specify management objectives that must be achieved as a condition to the exercise of the option. Successive grants may be made to the same optionee whether or not previously granted Option Rights remain unexercised.

Restricted Stock.   An award of Restricted Stock involves the immediate transfer of ownership of a specific number of shares of OMNOVA Solutions common stock by the Company to a participant in consideration of the performance of services. The participant is immediately entitled to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value, as the Board may determine. The Board may condition the award on the achievement of specified management objectives.

Restricted Stock must be subject to a substantial risk of forfeiture within the meaning of Section 83 of the Internal Revenue Code for a period to be determined by the Board. An example would be a provision that the Restricted Stock would be forfeited if the participant ceased to serve as an officer or key employee of OMNOVA Solutions during a specified period of years. If service alone is the criterion for non-forfeiture, the period of service must be at least three years; if other management objectives are included, non-forfeiture may occur one year from the date of grant. In order to enforce these forfeiture provisions, the transferability of Restricted Stock will be prohibited or restricted in a manner and to the extent prescribed by the Board for the period during which the forfeiture provisions are to continue. The Board may provide for a shorter period during which the forfeiture provisions are to apply in the event of a change-in-control of OMNOVA Solutions or other similar transaction or event.

Deferred Stock.   An award of Deferred Stock constitutes an agreement by OMNOVA Solutions to deliver shares of its common stock to the participant in the future in consideration of the performance of services. However, the Deferred Stock award may be subject to the fulfillment of certain conditions, such as management objectives, during the deferral period specified by the Board. During the deferral period, the participant cannot transfer any rights in the award and has no right to vote the shares of Deferred Stock, but the Board may, on or after the date of the award, authorize the payment of dividend equivalents on such shares on a current, deferred or contingent basis, either in cash or in additional shares of OMNOVA Solutions common stock. Awards of Deferred Stock can be made without additional consideration or in consideration of a payment by the participant that is less than the market value per share on the date of award. Deferred Stock must be subject to performance of services for at least three years; provided that if management objectives are included, the performance of services must be for at least one year. The Board determines the deferral period at the date of the award, and may provide for a deferral period of less than three years in the event of a change-in-control of OMNOVA Solutions or other similar transaction or event.

Performance Stock and Performance Units.   Performance Stock and Performance Units involve awards that become payable upon the achievement of specified management objectives during a designated performance period. This performance period may be subject to earlier termination in the event of death, retirement or a change-in-control of OMNOVA Solutions or other similar transaction or event. A minimum level of acceptable achievement may also be established by the Board. If, by the end of the performance period, the participant has achieved the specified management objectives, the participant will be deemed to have fully earned the Performance Stock or Performance Units. If the participant has not achieved the management objectives, but has attained or exceeded the predetermined minimum, the participant will be deemed to have partly earned the Performance Stock and/or Performance Units (such part to be determined in accordance with a formula). To the extent earned, the Performance Stock and/or Performance Units will be paid to the participant at the time and in the manner determined by the Board in cash, shares of OMNOVA Solutions common stock or in any combination of those methods. Each award of Performance Stock or Performance Units may be subject to adjustment to reflect changes in compensation or other factors, so long as no adjustment would result in the loss of an available

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exemption for the award under Section 162(m) of the Internal Revenue Code. The Board or its Compensation and Corporate Governance Committee may provide for the payment of dividend equivalents to the holder on a current, deferred or contingent basis, either in cash or in additional OMNOVA Solutions common stock.

Appreciation Rights. An Appreciation Right (Appreciation Right) entitles the holder, by surrender of the related Option Right (if granted in connection with Option Rights) or by itself (if granted as a free-standing Appreciation Right), to receive from OMNOVA Solutions an amount equal to 100%, or a lesser percentage as the Board may determine, of the spread between the strike price (or the option price if granted in tandem with Option Rights) and the then-current market value of OMNOVA Solutions common stock. Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by OMNOVA Solutions in cash, in OMNOVA Solutions common stock, or in any combination of the two, and may either grant to the optionee or retain in the Board the right to elect among those alternatives. Any grant may specify that the Appreciation Right may be exercised only in the event of a change-in-control or other similar transaction or event. Any grant of Appreciation Rights may specify management objectives that must be achieved as a condition to the exercise of those rights.

Management Objectives. The plan requires that the Board establish performance goals for purposes of Performance Stock and Performance Units. In addition, if the Board so chooses, Option Rights, Restricted Stock and Deferred Stock may also specify management objectives. Management objectives may be described either in terms of firm-wide objectives, individual participant objectives, or objectives related to performance of the division, subsidiary, department or function within OMNOVA Solutions in which the participant is employed. Management objectives applicable to any award may include specified levels of and/or growth in (1) cash flow, (2) earnings per share, (3) earnings before interest and taxes, (4) earnings per share growth, (5) net income, (6) return on assets, (7) return on assets employed, (8) return on equity, (9) return on invested capital, (10) return on total capital, (11) revenue growth, (12) stock price, (13) total return to stockholders, (14) economic value added, (15) operating profit growth, or any combination of those methods. If the Board determines that a change in the business, operations, corporate structure or capital structure of OMNOVA Solutions, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, the Board may modify the performance goals or the related minimum acceptable level of achievement, in whole or in part, as the Board deems appropriate and equitable, unless the result would be to make an award otherwise eligible for an exemption under Section 162(m) of the Internal Revenue Code ineligible for such an exemption.

Transferability. Except as otherwise determined by the Board, no Option Right or other award under the plan is transferable by a participant other than by will or the laws of descent and distribution, or (except for incentive stock options) to the participant's immediate family or trusts established solely for the benefit of one or more members of the immediate family. Except as otherwise determined by the Board, Option Rights are exercisable during the optionee's lifetime only by him or her.

The Board of Directors may specify at the date of grant that part or all of the shares of OMNOVA Solutions common stock that are (1) to be issued or transferred by OMNOVA Solutions upon exercise of Option Rights, upon termination of the deferral period applicable to Deferred Stock or upon payment under any grant of Performance Stock or Performance Units or (2) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in the plan, shall be subject to further restrictions on transfer.

Adjustments. The plan provides that the number of shares available for awards will be adjusted to account for (a) shares relating to awards that expire or are forfeited under the plan, or (b) shares that are transferred, surrendered or relinquished in payment of the option exercise price for satisfaction of withholding rules for the exercise or receipt of awards under the plan. This

permits the grant of additional awards equal to the number of shares turned in by award recipients. The maximum number of shares of OMNOVA Solutions common stock covered by outstanding Option Rights, Deferred Stock, Performance Stock and Restricted Stock granted under the plan, and the prices per share applicable to those shares, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction, the Board is given discretion to provide a substitution of alternative consideration for any or all outstanding awards under the plan, as it in good faith determines to be equitable under the circumstances, and may require the surrender of all awards so replaced. The Board may also make or provide for adjustments in the numerical limitations under the plan as the Board may determine appropriate to reflect any of the foregoing transactions or events.

The Board is authorized to interpret the plan and related agreements and other documents. The Board may make awards to employees under any or a combination of all of the various categories of awards that are authorized under the plan, or in its discretion, make no awards. The plan may be amended from time to time by the Board. However, any amendment that must be approved by the shareholders of OMNOVA Solutions in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which OMNOVA Solutions common stock is traded or quoted will not be effective unless and until such approval has been obtained in compliance with those applicable laws or rules. These amendments would include any increase in the number of shares issued or certain other increases in awards available under the plan (except for increases caused by adjustments made pursuant to the plan). Presentation of the plan or any amendment of the plan for shareholder approval is not to be construed to limit OMNOVA Solutions' authority to offer similar or dissimilar benefits through plans that are not subject to shareholder approval.

The Board may provide for special terms for awards to participants who are foreign nationals or who are employed by OMNOVA Solutions outside the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

The plan provides that awards representing no more than 3% of the shares available under the plan may not be required to meet certain restrictions otherwise applicable to restricted stock, deferred stock and performance stock awards under the plans.

The Board may not, without further approval of its shareholders, authorize the amendment of any outstanding Option Right to reduce the option price. Furthermore, no Option Right may be canceled and replaced with awards having a lower option price without further approval of the shareholders of OMNOVA Solutions. The plan does not confer on any participant a right to continued employment with OMNOVA Solutions.

Plan Benefits. Given the discretion of the Compensation and Corporate Governance Committee in administering the plan, it is not possible to determine in advance, whether awards will be granted or how any types of awards authorized under the OMNOVA Solutions Amended and Restated 1999 Equity and Performance Incentive Plan will be allocated among eligible participants. For information regarding options granted to the OMNOVA Solutions named executive officers during fiscal 2001, see the Summary Compensation Table and the table reporting Option/SAR Grants in Last Fiscal Year appearing on pages 13 and 14 of this Proxy Statement, respectively.

Federal Income Tax Consequences

Following is a brief summary of some of the federal income tax consequences of various transactions under the plan based on federal income tax laws in effect on January 1, 2002. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Option Rights. In general, (1) no income will be recognized by an optionee at the time an Option Right which is not an Incentive Stock Option is granted; (2) at exercise, ordinary income will

be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (3) at sale, appreciation (or depreciation) after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an Incentive Stock Option. Under current tax rules, Incentive Stock Options are an adjustment to regular federal taxable income for Alternative Minimum Tax purposes. If shares of OMNOVA Solutions common stock are issued to the optionee pursuant to the exercise of an Incentive Stock Option, and if no disqualifying disposition of those shares is made by that optionee within two years after the date of grant or within one year after the transfer of those shares to the optionee, then upon sale of the shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of OMNOVA Solutions common stock acquired upon the exercise of an Incentive Stock Option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for those shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Restricted Stock. The recipient of Restricted Stock generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Stock reduced by any amount paid by the participant at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Internal Revenue Code. However, a recipient who elects under Section 83(b) of the Internal Revenue Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of the Restricted Stock. If a Section 83(b) election has not been made, any dividends received that relate to Restricted Stock subject to restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

Deferred Stock. No income generally will be recognized upon the award of Deferred Stock. The recipient of a Deferred Stock award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of OMNOVA Solutions common stock on the date that the shares are transferred to the participant under the award, reduced by any amount paid by the participant, and the capital gains / loss holding period for such shares will also commence on that date.

Performance Stock and Performance Units. No income generally will be recognized upon the grant of Performance Stock or Performance Units. Upon payment with respect to Performance Stock or Performance Units earned, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of OMNOVA Solutions common stock received.

Appreciation Rights. No income will be recognized by a participant in connection with the grant of an Appreciation Right, whether or not it is granted in connection with Option Rights. When the Appreciation Right is exercised, the participant will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted OMNOVA Solutions common stock received on the exercise.

Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of stock received as a result of a grant or award could subject an officer or director to suit under Section 16(b) of the Securities Exchange Act of 1934, the tax consequences to the officer or director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the stock received so long as the sale of the stock received could subject the officer or director to suit under Section 16(b) of the Securities Exchange Act of 1934, but no longer than six months.

Tax Consequences to Participant's Employer. To the extent that a participant recognizes ordinary income in the circumstances described above, the participant's employer will generally be entitled to a corresponding deduction, provided, among other things, that the income meets the test of reasonableness, does not, along with other income of the participant, exceed the limitation on deductible compensation under Section 162(m) of the Internal Revenue Code, is an ordinary and necessary business expense and is not an excess parachute payment, and that any applicable withholding obligations are satisfied.

Compliance with Section 162(m) of the Internal Revenue Code. The plan is intended to comply with rules for deductibility under Section 162(m) of the Internal Revenue Code and will be administered in accordance with Section 162(m). Performance Units awarded to executives who are or may become subject to Section 162(m) will provide for objective performance goals and are intended to qualify for deductibility without regard to the limits of Section 162(m). The maximum number of Option Rights of OMNOVA Solutions common stock that can be granted to any participant during any period of three consecutive fiscal years is 900,000. The maximum number of shares of OMNOVA Solutions common stock covered by awards of Restricted Stock, Deferred Stock or Performance Stock under the plan cannot exceed 800,000 in the aggregate and, during any period of three consecutive fiscal years, the maximum number of shares of OMNOVA Solutions common stock covered by awards of Restricted Stock, Deferred Stock or Performance Stock under the plan granted to any one participant cannot exceed 800,000 shares of OMNOVA Solutions common stock. In addition, no participant, in any period of one calendar year, may be granted Performance Units having an aggregate maximum value greater than $2,000,000 on the date of the grant.

Withholding Taxes. To the extent that OMNOVA Solutions is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant under the plan, and the amounts available to OMNOVA Solutions for that withholding are insufficient, it is a condition to the receipt of payment or the realization of the benefit that the participant make arrangements satisfactory to OMNOVA Solutions for payment of the balance of those taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of that benefit. OMNOVA Solutions and a participant or such other person may also make arrangements with respect to payment in cash of any taxes with respect to which withholding is not required. No common share or benefit withholding shall exceed the minimum required withholding.

Accounting Treatment

Performance Shares and Performance Units will require a charge against income of OMNOVA Solutions periodically representing increases in the value of the anticipated benefits. The charge is based on the dollar amount expected to be paid at the end of the performance period. Restricted Stock and Deferred Stock will require a charge against income equal to the fair market value of the awarded shares at the time of award less the amount, if any, paid or payable by the awardee. The charge is spread over the earn-out period for the Restricted or Deferred Stock. Given the variety of awards that may be made separately or in combination under the plan, actual awards may result in periodic charges against income in some other circumstances.

Vote Required

The proposal to amend the OMNOVA Solutions 1999 Equity and Performance Incentive Plan to increase the number of shares available for awards by 1,700,000 shares requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting. For this proposal, broker non-votes and abstentions will not be counted as votes cast.

Your Board of Directors recommends that shareholders vote FOR the amendment of the OMNOVA Solutions 1999 Equity and Performance Incentive Plan. Shares represented by proxy will be voted FOR this proposal, unless you specify a different choice on the accompanying proxy card.


OTHER INFORMATION


Cumulative Voting

The Company has no provision for cumulative voting in the election of directors. Holders of OMNOVA Solutions common stock are therefore entitled to cast one vote for each share held on the February 11, 2002 record date for each nominee for director.

Other Business

The Company did not receive notice by December 20, 2001 of any shareholder proposals that are to be presented for a vote at the meeting. Therefore, no shareholder proposals will be voted upon at the meeting and if any other matter requiring a vote properly comes before the meeting, the persons named on the accompanying proxy card will vote your shares on that matter in their discretion.

YOUR VOTE IS IMPORTANT. Regardless of whether you expect to attend the meeting in person, you are urged to vote your shares by promptly marking, signing, dating and returning the enclosed proxy in the envelope provided.

KRISTINE C. SYRVALIN
Secretary

February 22, 2002

OMNOVA SOLUTIONS INC.

Amended and Restated 1999 Equity and Performance Incentive Plan

1. *Purpose.* The purpose of the 1999 Equity and Performance Incentive Plan is to attract and retain directors, officers and other key employees for Omnova Solutions Inc., an Ohio corporation and its Subsidiaries and to provide to such persons incentives and rewards for superior performance.

2. *Definitions.* As used in this Plan,

''Appreciation Right'' means a right granted pursuant to Section 5 of this Plan, and shall include both Tandem Appreciation Rights and Free-Standing Appreciation Rights.

''Base Price'' means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right and a Tandem Appreciation Right.

''Board'' means the Board of Directors of the Company and, to the extent of any delegation by the Board to a committee (or subcommittee thereof) pursuant to Section 16 of this Plan, such committee (or subcommittee).

''Change in Control'' shall have the meaning provided in Section 12 of this Plan.

''Code'' means the Internal Revenue Code of 1986, as amended from time to time.

''Common Shares'' means the Common Shares, par value $0.10 per share, of the Company or any security into which such Common Shares may be changed by reason of any transaction or event of the type referred to in Section 11 of this Plan.

''Company'' means Omnova Solutions Inc., an Ohio corporation.

''Covered Employee'' means a Participant who is, or is determined by the Board to be likely to become, a ''covered employee'' within the meaning of Section 162(m) of the Code (or any successor provision).

''Date of Grant'' means the date specified by the Board on which a grant of Option Rights, Appreciation Rights, Performance Shares or Performance Units or a grant or sale of Restricted Shares or Deferred Shares shall become effective which date shall not be earlier than the date on which the Board takes action with respect thereto.

''Deferral Period'' means the period of time during which Deferred Shares are subject to deferral limitations under Section 7 of this Plan.

''Deferred Shares'' means an award made pursuant to Section 7 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

''Director'' means a member of the Board of Directors of the Company.

''Exchange Act'' means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

''Free-Standing Appreciation Right'' means an Appreciation Right granted pursuant to Section 5 of this Plan that is not granted in tandem with an Option Right.

''Immediate Family'' has the meaning ascribed thereto in Rule 16a-1(e) under the Exchange Act (or any successor rule to the same effect) as in effect from time to time.

''Incentive Stock Options'' means Option Rights that are intended to qualify as ''incentive stock options'' under Section 422 of the Code or any successor provision.

''Management Objectives'' means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Board, Option Rights, Appreciation Rights, Restricted Shares and dividend credits pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region or function within the Company or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other corporations. The Management Objectives applicable to any award to a Covered Employee shall be based on specified levels of or growth in one or more of the following criteria:

1. cash flow;
2. earnings per share;
3. earnings before interest and taxes;
4. earnings per share growth;
5. net income;
6. return on assets;
7. return on assets employed;
8. return on equity;
9. return on invested capital;
10. return on total capital;
11. revenue growth;
12. stock price;
13. total return to stockholders;
14. economic value added; and
15. operating profit growth; or

any combination of the foregoing.

If the Board determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Board may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Board deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Board shall not make any modification of the Management Objectives or minimum acceptable level of achievement.

''Market Value per Share'' means (i) the closing price of Common Shares as reported in the New York Stock Exchange Composite Transactions in the *Wall Street Journal* or similar publication selected by the Board for the relevant date if Common Shares were traded on such day or, if none were then traded, the last prior day on which Common Shares were so traded, or (ii) if clause (i) does not apply, the fair market value of the Common Shares as determined by the Board.

''Nonemployee Director'' means a Director who is not an employee of the Company or any Subsidiary.

''Optionee'' means the optionee named in an agreement evidencing an outstanding Option Right.

''Option Price'' means the purchase price payable on exercise of an Option Right.

''Option Right'' means the right to purchase Common Shares upon exercise of an option granted pursuant to Section 4 or Section 9 of this Plan.

''Participant'' means a person who is selected by the Board to receive benefits under this Plan and who is at the time an officer or other key employee of the Company or any one or more of its Subsidiaries, or who has agreed to commence serving in any of such capacities within 30 days of the Date of Grant, and shall also include each Nonemployee Director who receives an award of Option Rights or Restricted Shares.

''Performance Period'' means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

''Performance Share'' means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 8 of this Plan.

''Performance Unit'' means a bookkeeping entry that records a unit equivalent to $1.00 awarded pursuant to Section 8 of this Plan.

''Plan'' means this Omnova Solutions Inc. 1999 Equity and Performance Incentive Plan, as it may be amended and/or restated from time to time.

''Restricted Shares'' means Common Shares granted or sold pursuant to Section 6 or Section 9 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers referred to in such Section 6 has expired.

''Rule 16b-3'' means Rule 16b-3 under the Exchange Act (or any successor rule to the same effect) as in effect from time to time.

''Spread'' means the excess of the Market Value per Share on the date when an Appreciation Right is exercised, or on the date when Option Rights are surrendered in payment of the Option Price of other Option Rights, over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

''Subsidiary'' means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company except that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, ''Subsidiary'' means any corporation in which, at the time, the Company owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

''Tandem Appreciation Right'' means an Appreciation Right granted pursuant to Section 5 of this Plan that is granted in tandem with an Option Right.

''Voting Power'' means at any time, the total votes relating to the then-outstanding securities entitled to vote generally in the election of Directors.

3. *Shares Available Under the Plan.* (a) Subject to adjustment as provided in Section 3(b) and Section 11 of this Plan, the number of Common Shares that may be issued or transferred (i) upon the exercise of Option Rights or Appreciation Rights, (ii) as Restricted Shares and released from substantial risks of forfeiture thereof, (iii) as Deferred Shares, (iv) in payment of Performance Shares or Performance Units that have been earned, (v) as awards to Nonemployee Directors or (vi) in payment of dividend equivalents paid with respect to awards made under the Plan shall not exceed in the aggregate 4,100,000 (Four Million One Hundred Thousand) Common Shares, plus any shares described in Section 3(b). Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(b) The number of shares available in Section 3(a) above shall be adjusted to account for shares relating to awards that expire, are forfeited or are transferred, surrendered or relinquished upon the payment of any Option Price by the transfer to the Company of Common Shares or upon satisfaction of any withholding amount. Upon payment in cash of the benefit provided by any award granted under this Plan, any shares that were covered by that award shall again be available for issue or transfer hereunder.

(c) Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in Section 11 of this Plan, (i) the aggregate number of Common Shares actually issued or transferred by the Company upon the exercise of Incentive Stock Options shall not exceed 900,000 Common Shares; (ii) no Participant shall be granted Option Rights and Appreciation Rights, in the aggregate, for more than 900,000 Common Shares during any period of 3 consecutive years; (iii) the number of shares issued as Restricted Shares, Deferred Shares or Performance Shares shall not in the aggregate exceed 800,000 Common Shares; (iv) during any period of three consecutive fiscal years, the maximum number of Common Shares covered by awards of Restricted Shares, Deferred Shares or Performance Shares granted to any one Participant shall not exceed 800,000 Common Shares; and (v) no Nonemployee Director shall be granted Option Rights, Appreciation Rights and Restricted Shares, in the aggregate, for more than 100,000 Common Shares during any fiscal year of the Company.

(d) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any one calendar year receive an award of Performance Shares or Performance Units having an aggregate maximum value as of their respective Date of Grant in excess of $2,000,000.

4. *Option Rights.* The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of options to purchase Common Shares. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b) Each grant shall specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant shall specify whether the Option Price shall be payable (i) in cash or by check acceptable to the Company, (ii) by the actual or constructive transfer to the Company of Common Shares owned by the Optionee for at least 6 months (or other consideration authorized pursuant to Section 4(d)) having a value at the time of exercise equal to the total Option Price, or (iii) by a combination of such methods of payment.

(d) The Board may determine, at or after the Date of Grant, that payment of the Option Price of any Option Right (other than an Incentive Stock Option) may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are forfeitable or subject to restrictions on transfer, Deferred Shares, Performance Shares (based, in each case, on the Market Value per Share on the date of exercise), other Option Rights (based on the Spread on the date of exercise) or Performance Units. Unless otherwise determined by the Board at or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this Section 4(d), the Common Shares received upon the exercise of the Option Rights shall be subject to such risks of forfeiture or restrictions on transfer as may correspond to any that apply to the consideration surrendered, but only to the extent, determined with respect to the consideration surrendered, of (i) the number of shares or Performance Shares, (ii) the Spread of any unexercisable portion of Option Rights, or (iii) the stated value of Performance Units.

(e) Any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(f) Any grant may provide for payment of the Option Price, at the election of the Optionee, in installments, with or without interest, upon terms determined by the Board.

(g) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(h) Each grant shall specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable and may provide for the earlier exercise of such Option Rights in the event of a Change in Control.

(i) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights.

(j) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing.

(k) The Board may, at or after the Date of Grant of any Option Rights (other than Incentive Stock Options), provide for the payment of dividend equivalents to the Optionee on either a current or deferred or contingent basis or may provide that such equivalents shall be credited against the Option Price.

(l) The exercise of an Option Right shall result in the cancellation on a share-for-share basis of any Tandem Appreciation Right authorized under Section 5 of this Plan.

(m) No Option Right shall be exercisable more than 10 years from the Date of Grant.

(n) Each grant of Option Rights shall be evidenced by an agreement executed on behalf of the Company by an officer and delivered to the Optionee and containing such terms and provisions, consistent with this Plan, as the Board may approve.

5. *Appreciation Rights.* (a) The Board may authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right shall be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Board, which shall be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right shall be a right of the Participant to receive from the Company an amount determined by the Board, which shall be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(i) Any grant may specify that the amount payable on exercise of an Appreciation Right may be paid by the Company in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Board the right to elect among those alternatives.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Board at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods.

(iv) Any grant may specify that such Appreciation Right may be exercised only in the event of, or earlier in the event of, a Change in Control.

(v) Any grant may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis.

(vi) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Rights.

(vii) Each grant of Appreciation Rights shall be evidenced by an agreement executed on behalf of the Company by an officer and delivered to and accepted by the Participant, which agreement shall describe such Appreciation Rights, identify the related Option Rights (if applicable), state that such Appreciation Rights are subject to all the terms and conditions of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board may approve.

(c) Any grant of Tandem Appreciation Rights shall provide that such Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation.

(d) Regarding Free-standing Appreciation Rights only:

(i) Each grant shall specify in respect of each Free-standing Appreciation Right a Base Price, which shall be equal to or greater or less than the Market Value per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. *Restricted Shares.* The Board may also authorize the grant or sale of Restricted Shares to Participants. Each grant or sale of Restricted Stock may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall provide that the Restricted Shares covered by such grant or sale shall be subject to a ''substantial risk of forfeiture'' within the meaning of Section 83 of the Code for a period of not less than 3 years to be determined by the Board at the Date of Grant and may provide for the earlier lapse of such substantial risk of forfeiture in the event of a Change in Control. If the Board conditions the nonforfeitability of shares of Restricted Stock upon service alone, such vesting may not occur before three years from the Date of Grant of such shares of Restricted Stock, and if the Board conditions the nonforfeitability of shares of Restricted Stock on Management Objectives, such nonforfeitability may not occur before one year from the Date of Grant of such shares of Restricted Stock.

(d) Each such grant or sale shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Board at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee).

A-6

(e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

(f) Any such grant or sale of Restricted Shares may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares, which may be Subject to the same restrictions as the underlying award.

(g) Each grant or sale of Restricted Shares shall be evidenced by an agreement executed on behalf of the Company by any officer and delivered to and accepted by the Participant and shall contain such terms and provisions, consistent with this Plan, as the Board may approve. Unless otherwise directed by the Board, all certificates representing Restricted Shares shall be held in custody by the Company until all restrictions thereon shall have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such Shares.

7. *Deferred Shares.* The Board may also authorize the granting or sale of Deferred Shares to Participants. Each grant or sale of Deferred Shares may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(a) Each such grant or sale shall constitute the agreement by the Company to deliver Common Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Board may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale shall be subject to a Deferral Period of not less than one year, as determined by the Board at the Date of Grant, and may provide for the earlier lapse or other modification of such Deferral Period in the event of a Change in Control. If the Board conditions the nonforfeitability of shares of Deferred Stock upon service alone, such vesting may not occur before three years from the Date of Grant of such shares of Deferred Stock, and if the Board conditions the nonforfeitability of shares of Deferred Stock on Management Objectives, such nonforfeitability may not occur before one year from the Date of Grant of such shares of Deferred Stock.

(d) During the Deferral Period, the Participant shall have no right to transfer any rights under his or her award and shall have no rights of ownership in the Deferred Shares and shall have no right to vote them, but the Board may, at or after the Date of Grant, authorize the payment of dividend equivalents on such Shares on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(e) Each grant or sale of Deferred Shares shall be evidenced by an agreement executed on behalf of the Company by any officer and delivered to and accepted by the Participant and shall contain such terms and provisions, consistent with this Plan, as the Board may approve.

8. *Performance Shares and Performance Units.* The Board may also authorize the granting of Performance Shares and Performance Units that will become payable to a Participant upon achievement of specified Management Objectives. Each such grant may utilize any or all of the authorizations, and shall be subject to all of the requirements, contained in the following provisions:

(a) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which number may be subject to adjustment to reflect changes in compensation or other factors; provided, however, that no such adjustment shall be made in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

(b) The Performance Period with respect to each Performance Share or Performance Unit shall be such period of time not less than 1 year, commencing with the Date of Grant as shall be determined by the Board at the time of grant which may be subject to earlier lapse or other modification in the event of a Change in Control as set forth in the agreement specified in Section 8(g).

(c) Any grant of Performance Shares or Performance Units shall specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level of achievement and shall set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives. The grant of Performance Shares or Performance Units shall specify that, before the Performance Shares or Performance Units shall be earned and paid, the Board must certify that the Management Objectives have been satisfied.

(d) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in Common Shares or in any combination thereof and may either grant to the Participant or retain in the Board the right to elect among those alternatives.

(e) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Board at the Date of Grant. Any grant of Performance Units may specify that the amount payable or the number of Common Shares issued with respect thereto may not exceed maximums specified by the Board at the Date of Grant.

(f) The Board may, at or after the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof on either a current or deferred or contingent basis, either in cash or in additional Common Shares.

(g) Each grant of Performance Shares or Performance Units shall be evidenced by an agreement executed on behalf of the Company by any officer and delivered to and accepted by the Participant, which agreement shall state that such Performance Shares or Performance Units are subject to all the terms and conditions of this Plan, and contain such other terms and provisions, consistent with this Plan, as the Board may approve.

9. *Awards to Nonemployee Directors.*   The Board may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Nonemployee Directors of Option Rights and may also authorize the grant or sale of Restricted Shares to Nonemployee Directors.

(a) Each grant of Option Rights awarded pursuant to this Section 9 shall be upon terms and conditions consistent with Section 4 of this Plan and shall be evidenced by an agreement in such form as shall be approved by the Board. Each grant shall specify an Option Price per share, which shall not be less than the Market Value per Share on the Date of Grant. Each such Option Right granted under the Plan shall expire not more than 10 years from the Date of Grant and shall be subject to earlier termination as hereinafter provided. Unless otherwise determined by the Board, such Option Rights shall be subject to the following additional terms and conditions:

(i)   Each grant shall specify the number of Common Shares to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(ii)   Each such Option Right shall become exercisable six (6) months after the Date of Grant. Such Option Rights shall become exercisable in full immediately in the event of a Change in Control or other similar transaction or event.

(iii)   In the event of the termination of service on the Board by the holder of any such Option Rights, other than by reason of disability, death or retirement, the then outstanding Option Rights of such holder may be exercised to the extent that they would be exercisable on the date of such termination until the date that is one year after the date of such termination, but in no event after the expiration date of the term of such Option Rights.

(iv)   In the event of the death , disability or retirement of the holder of any such Option Rights, each of the then outstanding Option Rights of such holder may be exercised at any time within one (1) year after such death, disability or retirement, but in no event after the expiration date of the term of such Option Rights.

(v)   If a Nonemployee Director subsequently becomes an employee of the Company or a Subsidiary while remaining a member of the Board, any Option Rights held under the Plan by such individual at the time of such commencement of employment shall not be affected thereby.

(vi)   Option Rights may be exercised by a Nonemployee Director only upon payment to the Company in full of the Option Price of the Common Shares to be delivered. Such payment shall be made in cash or in Common Shares then owned by the optionee for at least six months, or in a combination of cash and such Common Shares.

(b)   Each grant or sale of Restricted Shares pursuant to this Section 9 shall be upon terms and conditions consistent with Section 6 of this Plan.

10. *Transferability.*   (a) Except as otherwise determined by the Board, no Option Right, Appreciation Right or other derivative security granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Board, Option Rights and Appreciation Rights shall be exercisable during the Optionee's lifetime only by him or her or by his or her guardian or legal representative.

(b)   The Board may specify at the Date of Grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Deferral Period applicable to Deferred Shares or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, shall be subject to further restrictions on transfer.

(c)   Notwithstanding the provisions of Section 10(a), Option Rights (other than Incentive Stock Options), shall be transferable by a Participant, without payment of consideration therefor by the transferee, to any one or more members of the Participant's Immediate Family (or to one or more trusts established solely for the benefit of one or more members of the Participant's Immediate Family or to one or more partnerships in which the only partners are members of the Participant's Immediate Family); provided, however, that (i) no such transfer shall be effective unless reasonable prior notice thereof is delivered to the Company and such transfer is thereafter effected in accordance with any terms and conditions that shall have been made applicable thereto by the Company or the Board and (ii) any such transferee shall be subject to the same terms and conditions hereunder as the Participant.

11. *Adjustments.* The Board may make or provide for such adjustments in the numbers of Common Shares covered by outstanding Option Rights, Appreciation Rights, Deferred Shares, and Performance Shares granted hereunder, in the Option Price and Base Price provided in outstanding Appreciation Rights, and in the kind of shares covered thereby, as the Board, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Board, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced. The Board may also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Board in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 11; provided, however, that any such adjustment to the number specified in Section 3(c)(i) shall be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail so to qualify.

12. *Change in Control*. For purposes of this Plan, except as may be otherwise prescribed by the Board in an agreement evidencing a grant or award made under the Plan, a ''Change in Control'' shall mean the occurrence during the term of any of the following events, subject to the provisions of Section 12(f) hereof:

(a) All or substantially all of the assets of the Company are sold or transferred to another corporation or entity, or the Company is merged, consolidated or reorganized into or with another corporation or entity, with the result that upon conclusion of the transaction less than 51% of the outstanding securities entitled to vote generally in the election of directors or other capital interests of the acquiring corporation or entity are owned directly or indirectly, by the shareholders of the Company generally prior to the transaction; or

(b) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Exchange Act, disclosing that any person (as the term ''person'' is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act (a ''Person'')) has become the beneficial owner (as the term ''beneficial owner'' is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act (a ''Beneficial Owner'')) of securities representing 20% or more of the combined voting power of the then-outstanding voting securities of the Company; or

(c) The individuals who, at the beginning of any period of two consecutive calendar years, constituted the Directors of the Company cease for any reason to constitute at least a majority thereof unless the nomination for election by the Company's stockholders of each new Director of the Company was approved by a vote of at least two-thirds of the Directors of the Company still in office who were Directors of the Company at the beginning of any such period; or

(d) There shall be an announcement of the intent of any Person (other than the Company, any wholly-owned Subsidiary of the Company, or any employee stock ownership or other employee benefit plan of the Company or any wholly-owned Subsidiary of the Company) to commence a tender offer or exchange offer to acquire (when added to any shares as to which such Person is the Beneficial Owner immediately prior to such tender or exchange offer) beneficial ownership of 30% or more of the combined voting power of the then-outstanding voting securities of the Company; or

(e) The Board determines that (A) any particular actual or proposed merger, consolidation, reorganization, sale or transfer of assets, accumulation of shares or tender offer for shares of the Company or other transaction or event or series of transactions or events will, or is likely to, if carried out, result in a Change in Control falling within Subsections (a), (b), (c) or (d) and (B) it is in the best interests of the Company and its shareholders, and will serve the intended purposes of this Section 12, if the provisions of awards which provide for earlier exercise or earlier lapse of restrictions or conditions upon a change in Control shall thereupon become immediately operative.

(f) Notwithstanding the foregoing provisions of this Section (12):

(i) If any such merger, consolidation, reorganization, sale or transfer of assets, or tender offer or other transaction or event or series of transactions or events mentioned in Section (12)(e) shall be abandoned, or any such accumulations of shares shall be dispersed or otherwise resolved, the Board may, by notice to the Employee, nullify the effect thereof and reinstate the award as previously in effect, but without prejudice to any action that may have been taken prior to such nullification.

(ii) Unless otherwise determined in a specific case by the Board, a ''Change in Control'' shall not be deemed to have occurred for purposes of Section (12)(b) or 12(d) solely because (X) the Company, (Y) a Subsidiary, or (Z) any Company-sponsored employee stock ownership plan or any other employee benefit plan of the Company or any Subsidiary either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act disclosing beneficial ownership by it of shares of the then-outstanding voting securities of the Company, whether in excess of 20% or otherwise, or because the Company reports that a change in control of the Company has occurred or will occur in the future by reason of such beneficial ownership.

13. *Fractional Shares.* The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. The Board may provide for the elimination of fractions or for the settlement of fractions in cash.

14. *Withholding Taxes.* To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Board) may include relinquishment of a portion of such benefit. Common Shares or benefits shall not be withheld in excess of the minimum number required for such tax withholding. The Company and a Participant or such other person may also make arrangements with respect to the payment in cash of any taxes with respect to which withholding is not required.

15. *Foreign Employees.* In order to facilitate the making of any grant or combination of grants under this Plan, the Board may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America as the Board may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

16. *Administration of the Plan.* (a) This Plan shall be administered by the Board, which may from time to time delegate all or any part of its authority under this Plan to a committee of the Board (or subcommittee thereof) consisting entirely of two or more Nonemployee Directors appointed by the Board. A majority of the committee (or subcommittee) shall constitute a quorum, and the action of the members of the committee (or subcommittee) present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the committee (or subcommittee). To the extent of any such delegation, references in this Plan to the Board shall be deemed to be references to any such committee or subcommittee.

(b) The interpretation and construction by the Board of any provision of this Plan or of any agreement, notification or document evidencing the grant of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares or Performance Units and any determination by the Board pursuant to any provision of this Plan or of any such agreement, notification or document shall be final and conclusive. No member of the Board shall be liable for any such action or determination made in good faith.

17. *Amendments, Etc.* (a) The Board may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Common Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

(b) The Board shall not, without the further approval of the shareholders of the Company, authorize the amendment of any outstanding Option Right to reduce the Option Price. Furthermore, no Option Right shall be cancelled and replaced with awards having a lower Option Price without further approval of the shareholders of the Company. This Section 17(b) is intended to prohibit the repricing of "underwater" Option Rights and shall not be construed to prohibit the adjustments provided for in Section 11 of this Plan.

(c) The Board also may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(d) The Board may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(e) In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option Right or Appreciation Right not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Deferred Shares as to which the Deferral Period has not been completed, or any Performance Shares or Performance Units which have not been fully earned, or who holds Common Shares subject to any transfer restriction imposed pursuant to Section 10(b) of this Plan, the Board may, in its sole discretion, accelerate the time at which such Option Right or Appreciation Right may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Deferral Period will end or the time at which such Performance Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(f) This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor shall it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant's employment or other service at any time.

(g) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision shall be null and void with respect to such Option Right. Such provision, however, shall remain in effect for other Option Rights and there shall be no further effect on any provision of this Plan.

18. *Termination.*   No grant shall be made under this Plan more than 10 years after the date on which this Plan is first approved by the shareholders of the Company, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms thereof and of this Plan.

19. *Exclusion from Certain Restrictions.*   Notwithstanding anything in this Plan to the contrary, not more than seventy-two thousand (72,000) Common Shares in the aggregate available under this Plan may be subject to awards as follows:

(a) in the case of grants of Restricted Stock, which do not meet the requirements of the last sentence of Section 6(c);

(b) in the case of grants of Restricted Stock as to which the Board may accelerate or waive any restrictions imposed under Section 6(d);

(c) in the case of grants of Deferred Stock, which do not meet the requirements of the last sentence of Section 7(c); or

(d) in the case of Performance Shares and Performance Units, which do not meet the requirements of Section 8(b).

OMNOVA SOLUTIONS INC.

Kevin M. McMullen
Chairman and Chief Executive Officer

February 22, 2002

Dear Shareholder:

Enclosed are OMNOVA Solutions' 2001 Annual Report and 2002 Proxy Statement.
The Report reflects operations during my first year as OMNOVA's chief
executive officer.

In 2001, OMNOVA Solutions faced the most challenging economic and operating
environment in over 20 years. Despite this, we achieved a steadily
improving trend in performance as the year progressed. We believe this is
due to the tough decisions we made to streamline our cost base, bring new
leadership to portions of our business and focus more intently on
value-added new product introductions. It was also a year in which we began
to reap the benefits of important strategic changes and investments to make
us stronger for the future and drive toward improved shareholder value
creation. We still have work to do, but I hope you will take the
opportunity to read the highlights presented in the Report, which describe
the strategic actions and new products that are shaping the future of our
Company.

The 2002 Annual Meeting will be held on April 4, 2002 at the Akron West
Hilton Inn in Fairlawn, Ohio. Details are provided in the enclosed Proxy
Statement.

Your vote is important to us. Whether or not you plan to attend the
Annual Meeting, please take time to complete and return the attached proxy
card.

Thank you for your continued support.

Sincerely,

/s/ Kevin M. McMullen

DETACH PROXY CARD HERE

[ ]   PLEASE SPECIFY CHOICES, SIGN,
       DATE AND RETURN IN THE ENCLOSED   [X]
       POSTAGE PAID ENVELOPE.   VOTES MUST BE INDICATED
                                        (X) IN BLACK OR BLUE INK.

                                                                    FOR   AGAINST   ABSTAIN

1. ELECTION OF DIRECTORS TO A THREE-YEAR TERM EXPIRING   2. TO RATIFY THE BOARD OF DIRECTORS'   [ ]   [ ]   [ ]
   AT THE 2005 ANNUAL MEETING.   selection of Ernst & Young LLP
                                                            as the independent auditors
                                                            of the Company.

   FOR   WITHHOLD
   ALL   [ ]   FOR ALL   [ ]   *EXCEPTIONS [ ]   3. AMENDMENT of the OMNOVA   [ ]   [ ]   [ ]
                                                            Solutions 1999 Equity and
                                                            Performance Incentive Plan.

Nominees: Edward C. Campell, David A. Daberko and   4. Upon matters incident to the
William R. Seelbach.   conduct of the meeting and
(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY   such other business as may
INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND   properly come before the
WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW).   meeting or any adjournments
                                                           thereof.
*Exceptions _____

                                                         Please sign exactly as name appears at left. When shares
                                                         are held by joint tenants, both should sign. When signing
                                                         as attorney, executor, administrator, trustee or guardian,
                                                         give full title as such. If a corporation, sign in full
                                                         corporate name by President or other authorized officer.
                                                         If a partnership, sign in partnership name by authorized
                                                         person.

                                                          Date   Share Owner sign here   Co-Owner sign here

                                                         ------   --------------------   ------------------
                                                         ------   --------------------   ------------------

----


OMNOVA SOLUTIONS INC.
175 GHENT ROAD - FAIRLAWN, OHIO 44333

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


The undersigned hereby appoints JAMES C. LEMAY, KRISTINE C. SYRVALIN and MICHAEL E. HICKS, and each of them, his proxy, with power of substitution, to vote all shares of Common Stock of OMNOVA Solutions Inc. which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at the Akron West Hilton Inn, 3180 West Market Street, Fairlawn, Ohio 44333 on April 4, 2002, and at any adjournments thereof, and appoints the proxyholders to vote as directed below and in accordance with their judgment on matters incident to the conduct of the meeting and any matters of other business referred to in item 4.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER. IF NO DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2, FOR ITEM 3, AND IN ACCORDANCE WITH THE PROXYHOLDERS' JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 4. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2 AND 3.

THIS CARD ALSO CONSTITUTES YOUR VOTING INSTRUCTIONS FOR ANY AND ALL SHARES HELD OF RECORD BY THE BANK OF NEW YORK FOR YOUR ACCOUNT IN THE COMPANY'S DIVIDEND REINVESTMENT PLAN AND WILL BE CONSIDERED TO BE CONFIDENTIAL VOTING INSTRUCTIONS TO THE PLAN TRUSTEE WITH
RESPECT TO SHARES HELD
FOR YOUR ACCOUNT UNDER THE
OMNOVA SOLUTIONS RETIREMENT   OMNOVA SOLUTIONS INC.
SAVINGS PLAN OR ANY GENCORP   P.O. BOX 11104
EMPLOYEE BENEFIT PLANS.   NEW YORK, N.Y. 10203-0104

To change your address, please mark   To include any comments, please mark
this box. [ ]   this box. [ ]

(Continued, and to be signed and dated on the other side.)

OMNOVA SOLUTIONS INC.

Kevin M. McMullen
Chairman and Chief Executive Officer

February 22, 2002

Dear Shareholder:

Enclosed are OMNOVA Solutions' 2001 Annual Report and 2002 Proxy Statement. The Report reflects operations during my first year as OMNOVA's chief executive officer.

In 2001, OMNOVA Solutions faced the most challenging economic and operating environment in over 20 years. Despite this, we achieved a steadily improving trend in performance as the year progressed. We believe this is due to the tough decisions we made to streamline our cost base, bring new leadership to portions of our business and focus more intently on value-added new product introductions. It was also a year in which we began to reap the benefits of important strategic changes and investments to make us stronger for the future and drive toward improved shareholder value creation. We still have work to do, but I hope you will take the opportunity to read the highlights presented in the Report, which describe the strategic actions and new products that are shaping the future of our Company.

The 2002 Annual Meeting will be held on April 4, 2002 at the Akron West Hilton Inn in Fairlawn, Ohio. Details are provided in the enclosed Proxy Statement.

Your vote is important to us. Whether or not you plan to attend the Annual Meeting, please take time to complete and return the attached proxy card.

Thank you for your continued support.

Sincerely,

/s/ Kevin M. McMullen

DETACH PROXY CARD HERE

[ ]   PLEASE SPECIFY CHOICES, SIGN,
        DATE AND RETURN IN THE ENCLOSED   [X]
        POSTAGE PAID ENVELOPE.   VOTES MUST BE INDICATED
                                        (X) IN BLACK OR BLUE INK.

                                                                    FOR   AGAINST ABSTAIN
1. ELECTION OF DIRECTORS TO A THREE-YEAR TERM EXPIRING AT THE 2005   2. TO RATIFY THE BOARD OF
   ANNUAL MEETING.   DIRECTORS' selection of   [ ]   [ ]   [ ]
                                                                       Ernst & Young LLP as
                                                                       the independent auditors
                                                                       of the Company.

    FOR   WITHHOLD
    ALL   [ ]   FOR ALL   [ ]   *EXCEPTIONS [ ]   3. AMENDMENT of the OMNOVA
                                                                     Solutions 1999 Equity and
                                                                     Performance Incentive Plan. [ ]   [ ]   [ ]

Nominees: Edward C. Campell, David A. Daberko and William R. Seelbach. 4. Upon matters incident to the
(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL   conduct of the meeting and
NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME   such other business as may
IN THE SPACE PROVIDED BELOW).   properly come before the
                                                                          meeting or any adjournments
                                                                          thereof.
    *Exceptions _____

                                    Please sign exactly as name appears at left. When shares
                                    are held by joint tenants, both should sign. When signing
                                    as attorney, executor, administrator, trustee or
                                    guardian, give full title as such. If a corporation,
                                    sign in full corporate name by President or other
                                    authorized officer. If a partnership, sign in partnership
                                    name by authorized person.

                                    Date   Share Owner sign here   Co-Owner sign here

                                    -----   ----------------   -----------
                                    -----   ----------------   -----------

----

CONFIDENTIAL VOTING INSTRUCTIONS
TO: TRUSTEE FOR THE GENCORP CANADA INC. SAVINGS PLAN

I hereby authorize the Trustee to vote (or cause to be voted) all shares of
Common Stock of OMNOVA Solutions Inc. which may be allocated to my account in
the OMNOVA Solutions Stock Fund of the GenCorp Canada Inc. Savings Plan at the
Annual Meeting of Shareholders to be held at the Akron West Hilton Inn, 3180 West
Market Street, Fairlawn, Ohio 44333 on April 4, 2002, and at any adjournments
thereof, and direct the Trustee to vote as instructed below and in accordance
with its judgment on matters incident to the conduct of the meeting and any
matters of other business referred to in item 4.

(THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY)

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE PLAN
PARTICIPANT. IF NO DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED,
SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2, FOR ITEM 3,
AND IN ACCORDANCE WITH THE TRUSTEES' JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT
OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 4. THE
BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2 AND 3.

OMNOVA SOLUTIONS INC.
P.O. BOX 11230
NEW YORK, N.Y. 10203-0230

To change your address, please mark   To include any comments, please mark
this box. [ ]   this box. [ ]

(Continued, and to be signed and dated on the other side.)